OLD MUTUAL | plc
5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG
Tel +44 (0)20 7002 7000 Fax +44 (0)20 7002 7200 www.oldmutual.com

04045256

N

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

10 August 2004

Attention: Special Counsel/Office of International Corporate Finance

Dear Sirs

SUPPL

Old Mutual plc – File No. 82-4974

In accordance with the exemption of Old Mutual plc ("OM plc") pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934 under the above file reference number, I am enclosing herewith copies of the following material press releases or other material public documents issued by OM plc or its subsidiaries since our letter to the SEC dated 27 May 2004:

- Announcement by Nedcor Limited dated 18 June 2004 of the appointment of Mike Brown as Chief Financial Officer;
- Announcement by OM plc dated 21 June 2004 relating to settlement agreements between Pilgrim Baxter & Associates and the Securities and Exchange Commission and the Office of the New York State Attorney General;
- Announcement by OM plc dated 24 June 2004 of the appointment of Russell Edey as a non-executive director;
- Announcement by Mutual & Federal Insurance Company Limited dated 26 July 2004 of its results for the six months ended 30 June 2004;
- Announcement by Nedcor Limited dated 5 August 2004 of its results for the six months ended 30 June 2004; and
- Announcement by OM plc dated 10 August 2004 of its results for the six months ended 30 June 2004.

Yours faithfully

M C Murray
Group Company Secretary
Old Mutual plc

dw 10/4

OLD MUTUAL PLC

Board Appointment

Old Mutual plc is pleased to announce that Russell Edey has been appointed as a non-executive director with effect from 24 June 2004.

Russell Edey (aged 61) is deputy chairman of N M Rothschild Corporate Finance Limited, a non-executive director of FKI plc and Chairman of Anglogold Ashanti Ltd. He has also previously served on the boards of English China Clays plc, Wassall plc, Northern Foods plc and Express Dairies plc.

Russell Edey's career began in the Finance Division of the Anglo American Corporation of South Africa Ltd in Johannesburg. In the 1970s he was General Manager – Corporate Finance of Capel Court Corporation in Melbourne. He joined Rothschild in 1977 and was Head of Corporate Finance from 1991-1996.

Mr. Edey, who is a Chartered Accountant, will also be joining the Company's Audit Committee.

Commenting on his appointment, Mike Levett, Chairman of Old Mutual plc, said:

"I am delighted that Russell Edey has agreed to join the Old Mutual Board. He has a tremendous reputation in the City and is also well known in South Africa through his association with AngloGold Ashanti. His long and distinguished track record in investment banking, together with his wealth of experience as a non-executive director, will be invaluable in developing Old Mutual's business in the future."

24 June 2004

ENQUIRIES:

Old Mutual plc, UK
Miranda Bellord **Tel: +44 (0)20 7002 7133**

Old Mutual plc, SA
Nad Pillay **Tel: +27 21 504 8026/+27 11 217 1606**

College Hill (UK)
Tony Friend **Tel: +44 (0)20 7457 2020**

Old Mutual plc

Pilgrim Baxter & Associates confirms Settlement Agreements with the SEC and New York Attorney General

Old Mutual plc today confirmed that its US asset management affiliate Pilgrim Baxter & Associates ("PBA") has reached agreements with the US Securities and Exchange Commission and the Office of the New York State Attorney General which settle all charges brought by these authorities against PBA in relation to market timing in the US Mutual Fund business. PBA neither admits nor denies any wrongdoing.

PBA has accepted to pay $40 million disgorgements of past fees plus $50 million in penalties, all of which will be paid as restitution to shareholders of the PBHG Funds according to a plan to be developed by an independent consultant. In addition it will reduce fees to investors by approximately $10 million over the next five years.

The agreements settle charges brought against PBA in November 2003 in relation to past trading activity in the PBHG Funds permitted by the former management of the firm. New leadership appointed at PBA in November has instituted significant reforms at the firm and worked with authorities to settle the charges.

The full text of PBA's announcement is attached.

Commenting on the settlement, Jim Sutcliffe, Chief Executive of Old Mutual plc, said:

"I am pleased that PBA has now reached a settlement with the regulators and am keen to put this matter behind us. Our strategy of maintaining a diversity of separate specialist affiliates has ensured that the affair has had no material impact outside PBA, which only accounts for 3.2 per cent of total US funds under management.

"Overall, US funds under management for the first quarter to 31 March 2004 rose by 3.9 per cent to $160 billion. Our US Asset Management business has grown steadily and is an important part of our international growth. We can now move on and continue to develop our activities in this market."

- ends -

21 June 2004

Enquiries

Old Mutual plc - London
James Poole +44 (0) 7768 991096
Miranda Bellord +44 (0) 7002 7133

College Hill & Associates (UK)
Tony Friend +44 (0) 20 7457 2020

Old Mutual plc – South Africa
Nad Pillay +27 82 553 7980
Julie Saxton: +27 72 553 7366

Pilgrim Baxter & Associates Confirms Settlement Agreements with the SEC and New York Attorney General

Wayne, PA, June 21, 2004 -- Pilgrim Baxter & Associates, investment advisor to the PBHG Funds, today confirmed that the firm has reached agreements with the U.S. Securities and Exchange Commission and the Office of the New York State Attorney General to settle charges related to past trading activity in the PBHG Funds.

"These agreements serve to protect shareholder value and reach a resolution in the best interests of the shareholders of the PBHG Funds," said chief executive officer David J. Bullock. "Together with the significant reforms we have already made to the company's policies and practices, the provisions of these settlements bring long-term benefits to our fund shareholders. We can now focus on the future of the firm and our core mission of managing money and serving investors."

The settlement agreements address past trading activity in the PBHG Funds, which led to the appointment of new leadership at Pilgrim Baxter in November 2003. Under the terms of the settlements, the Company has agreed to the following provisions:

- payment of $40 million in disgorgement and $50 million in civil penalties, all of which will be paid as restitution to fund shareholders according to a plan to be developed by an independent consultant; and
- reduction of approximately $10 million in mutual fund management fees over the next five years.

In addition to the settlement terms, Pilgrim Baxter, in conjunction with the Board of Trustees of the PBHG Funds, has instituted in recent months the following significant reforms, all of which provide additional protections to benefit fund shareholders:

- to deter market timers, 2% redemption fees are being applied as outlined in the prospectus effective June 1 for PBHG Funds shares sold within 10 days of purchase, with all fees paid directly into the affected funds;
- prospectuses for the PBHG Funds have been amended to include detailed disclosure of the firm's stringent anti-market timing protocols and practices to combat market timing;
- an enhanced Code of Ethics governing all employees at Pilgrim Baxter has been adopted to prohibit investments by employees that could create conflicts of interest with fund shareholders, including mandatory minimum holding periods for investments in PBHG Funds;
- the capacity of Pilgrim Baxter's legal and compliance staff has been expanded to ensure that sufficient resources are dedicated to oversight of employee investments and overall compliance monitoring;

- a new uniform policy on the disclosure of fund holdings has been adopted, with full portfolio holdings for the PBHG Funds made publicly available on the PBHG Funds website 15 days after each quarter-end; and
- an independent audit of the company's internal controls and procedures has been conducted to ensure the adequacy of the firm's key practices and procedures.

"We thank our shareholders and clients for their patience and support as we have worked to implement these reforms over the last six months. Pilgrim Baxter's highest priority will remain to safeguard the interests of our investors," said Mr. Bullock. "We welcome the opportunity to earn the confidence of investors by providing best-in-class investment offerings and outstanding service. Everyone at Pilgrim Baxter is dedicated to that task."

About Pilgrim Baxter & Associates, Ltd.

Founded in 1982, Pilgrim Baxter & Associates provides high-quality, actively managed investment products through a range of growth-oriented and core equity institutional strategies and through the PBHG Funds, a family of 18 mutual funds. The firm managed a total of $5.2 billion as of March 31, 2004, not including the funds sub-advised by affiliated firms within Old Mutual Asset Management, the US asset management group of Pilgrim Baxter's corporate parent, London-based Old Mutual plc. More information on the PBHG Funds is available by phone at (800) 433-0051 or through the company's Web site at www.pbhgfunds.com.

Media contact:
Tucker Hewes, Hewes Communications, Inc., (212) 207-9451, tucker@hewescomm.com

# # #

Nedcor

Reviewed Financial Results
six months ended 30 June 2004

Headline earnings R500 million
Earnings volatility significantly reduced
Capital base strengthened by R5,15 billion
Recovery programme delivering tangible benefits
Merger and recovery programme expected to lift earnings from 2005
Earnings impacted by once-off recovery programme costs of R234 million and merger costs of R94 million

Overview
The first six months of the 2004 financial year have seen Nedcor make good progress in restoring the performance of the group and laying a foundation for growth. An intensive recovery programme has been initiated. All work streams have been assigned accountability within specific timeframes, and the programme is being monitored and rigorously managed.

Specific achievements against the five-point recovery programme are as follows:
1. Review of strategy and position for earnings recovery - capital base strengthened through rights issue and sale of non core businesses; exchange rate and interest rate volatility reduced; risk processes strengthened;
2. Deliver merger benefits - retrenchment process under way; BoE merger nearing completion and integration of Peoples Bank started;
3. Review executive management team - composition of new Group Executive Committee finalised;
4. Focus on client service - client retention and expansion programme on target; client satisfaction levels stable; focusing on improving levels of cross-selling;
5. Adopt open and transparent policies - progress made in improving transparency both internally and externally, with more accurate and meaningful segmental analysis by year end.

While it will take time for the full benefits of the recovery programme to emerge in the financial results, the progress and improvements made to date have been encouraging. The financial performance in this six-month period has been in line with the recovery programme targets. However, management acknowledges that more needs to be achieved to meet return-on-equity targets.

Delivery on commitments to shareholders
Nedcor has given shareholders a firm commitment to resolve the strategic, financial and risk management issues that affected the performance of the group. Good progress has

been made in addressing these issues over the past six months.

The consolidated financial statements are prepared in accordance with, and comply with, South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act and Banks Act. The accounting policies adopted are in all material respects consistent with those applied at 31 December 2003, with the exception of the change in the basis of accounting for pension fund assets gross-up in terms of AC116 and certain restatements as noted in these financial results.

Stabilising the group's capital base and proactively managing capital

Strong support from parent company Old Mutual plc and other shareholders ensured that the Nedcor rights issue was successful, raising R5,15 billion and strengthening the group's capital base. As communicated to shareholders, during the period R2,5 billion of the bank's tier 2 capital was repaid from the proceeds of the rights issue, thereby achieving an improved mix between the bank's tier 1 and tier 2 capital.

In line with the commitment to improve the yield on and reduce the currency volatility of foreign capital, the group has repatriated, restructured and hedged offshore capital to reduce foreign currency exposure from R7,1 billion to a net R3,1 billion during the past six months. The capital volatility arising from foreign exchange movements has now been substantially neutralised.

Capital adequacy ratios have been further improved by the reduction of low-yielding advances and the disposal of non-core assets. The group's indicative regulatory capital at 30 June 2004 was 12,3%, with tier 1 capital at 7,9%. Nedbank's tier 1 capital is currently 7,2% and is on track to achieve its 7,5% tier 1 capital target by the end of 2004.

Disposal of non-core operations and assets

The planned disposal of non-core operations and assets is progressing well. The group has sold its offshore subsidiary Chiswell Associates for £20,9 million (book value £9 million). The Stenham Group has been sold, subject to certain conditions precedent, for £19 million (book value £19 million). BoE Life International has implemented a capital reduction programme prior to sale, amounting to £22 million.

Onshore non-core investments disposed to date include the vacant land at the Century City development near Cape Town (sold for R82 million, with a book value of R80 million), and 75 Grayston Drive in Sandton (sold for R20 million, with a book value of R17 million). Following the partial sale and

restructuring of Net1 Applied Technology Holdings (Aplitec) into Net1 UEPS Technologies (NEUP), Nedcor has effectively reduced its shareholding in this group by 40%. This restructuring resulted in a mark-to-market increase of R489 million in the value of the remaining investment at 30 June 2004 and therefore has been taken directly to reserves in terms of group accounting policies.

The group aims to reduce non-core assets, including the transactions concluded to date, by approximately R2 billion over the next two years.

Risk and financial management
During the period Mike Brown was appointed as Chief Financial Officer and Philip Wessels as Chief Risk Officer. The enterprise-wide risk management framework has been enhanced and management processes have been redesigned to ensure there is a logical and streamlined framework to control risk and ensure proper governance. Interest rate, liquidity, foreign exchange, capital and market risks are now being controlled within the Asset and Liability Division. Interest rate and currency risks have been reduced during the period, with a large portion of the expensive unhedged fixed-rate negotiable certificates of deposit (NCDs), promissory notes (PNs) and retail fixed deposits having matured by April 2004 and excess offshore capital having been repatriated or hedged. In addition, the group's R6 billion fixed-rate subordinated debt issued in 2001 and 2002 has been fully hedged against further interest rate movements.

The group has completed its Financial Advisory and Intermediary Services Act (FAIS) licensing requirements. Progress has been made in complying with the Financial Intelligence Centre Act (FICA), the deadline for which has been extended to 31 October 2004. The group is on track to meet its January 2007 Basel 11 commitments.

Improved management information systems
The group has committed itself to improve financial disclosure. Progress has been made with the phased implementation of a new internal funds transfer pricing system, which is scheduled to be completed by the end of 2004.

The implementation of activity-justified transfer pricing between divisions for the group to allocate costs on a more accurate basis is substantially complete. This will facilitate more accurate product, channel and client profitability measures.

A risk-weighted capital allocation and charging methodology will be introduced before year-end. This will be used as a

foundation for more sophisticated risk-adjusted capital allocation in line with the Basel II requirements.
These processes will result in more accurate and meaningful segmental analysis from 2005, improving the group's ability of evaluating and managing investments and returns on equity and helping management and investors to measure performance.

Merger completion
The merger of Nedbank, BoE, Nedcor Investment Bank (NIB) and Cape of Good Hope Bank (CoGHB) is on track and nearing completion. During the period one of the most crucial phases of the merger - the system migration of all Property Finance and Business Banking clients - was successfully completed. The transfer of NBS clients is scheduled to take place during the second half of 2004. The rationalisation of the data centres in Paarl and Durban will be completed in early 2005.

As committed, annual steady-state synergies of R700 million will be achieved. Management estimates that R624 million of these will have been achieved by the end of 2004. Total merger costs will be within budget.

Integration of Peoples Bank
Planning for the integration is well-advanced. Agreements have been concluded for the purchase of minority interests, the management has been integrated into the Retail and Wealth Management Division and risk management has been centralised. The group still requires final regulatory approval to integrate the Peoples Bank clients fully into Nedbank Limited.

Recovery programme - 2004
The recovery programme includes various revenue enhancement initiatives, which are anticipated to increase revenue by R204 million in 2004, with further improvements thereafter. These include:

- increasing the number of clients for whom we are the primary banker;
- cross-selling;
- reduction in revenue leakage; and
- bancassurance.

Details of the recovery programme benefits and costs are shown in the table below:

Recovery benefits (Rm - pre tax)	June	Dec	Total
Revenue growth	43	161	204
Cost reduction	137	409	546
Total benefits	180	570	750
Once-off recovery cost	(234)	(225)	(459)
Net (cost)/benefit	(54)	345	291

As staff account for the largest component of costs, it is regrettable that the major contribution to savings is of necessity a reduction in staff numbers. The reductions come mainly from staff in the central services areas and not those in client-facing roles. Permanent staff numbers were reduced by a net 1 033, and temporary staff numbers by 121, in the first half. Total retrenchments for the year are estimated at 2 300. This, together with limited rehiring, natural attrition and the effect of business disposals, will result in a headcount reduction of approximately 2 500.

These initiatives are discussed in more detail in the divisional overview.

Financial performance

Income of R380 million attributable to ordinary shareholders shows a significant turnaround from the loss of R1,6 billion for the year to 31 December 2003. Attributable income for the period showed a 5,9% decrease from the R404 million restated attributable earnings reported for June 2003.

Headline earnings of R500 million showed a similar turnaround, compared with the R55 million reported in December 2003. However, headline earnings showed a decrease of 29,9% from the R713 million reported in June 2003.

As indicated in the above recovery programme table, earnings from 2005 onwards will be enhanced as most of the merger expenses and the current recovery programme costs will have been incurred, and the ongoing synergies will start to be realised. In addition, the drag on net interest income from expensive funding has decreased.

The published June 2003 figures have been adjusted to reflect the effects of the accounting policy adjustments disclosed at the end of December 2003. The impact of these changes is reflected in the restated income statement.

Net interest income

Net interest income (NII) for the group increased by 10,4% from R3 246 million for the period to June 2003 to R3 585 million. The group's net interest margin improved from 2,96% for the six months to June 2003 to 3,05% for the period to June 2004. This is in line with the trading update issued in May.

There is potential for margin improvement as a result of
- most of the expensive fixed rate funding having matured;
- the rights offer funds resulting in a positive endowment effect;
- offshore capital being repatriated; and
- the hedging of the fixed-rate subordinated debt and its maturity profile.

Non- interest revenue

Non-interest revenue (NIR), excluding foreign currency translation losses, declined by 12,2% from R4 119 million for June 2003 to R3 617 million. This is primarily attributable to a reduction in profits from exchange and securities trading, which includes a significant change in the AC133 fair-value adjustment from R344 million in the first half of 2003 to R114 million.

Management had anticipated that the buoyant trading conditions experienced in the first half of 2003 would not be repeated in the first half of 2004, and this is reflected in the performance.

As indicated in the recovery programme and divisional commentary, Nedcor is currently focusing on increasing NIR.

Foreign exchange translation losses

The group incurred a foreign currency translation loss of R213 million (2003: R735 million) owing to the strength of the rand at 30 June 2004. The group has historically held excess levels of capital in its offshore operations and has repatriated, restructured and/or hedged foreign capital in the first six months of the year, as outlined above, and thereby reduced exposure to foreign currency by 57%.

The group will be reviewing its treatment of accounting for foreign exchange translation gains and losses in line with the adoption of International Financial Reporting Standards (IFRS) from 2005 onwards. It is anticipated that this will lead to a larger portion of these translation profits and losses being treated as movements in the foreign currency translation reserve rather than as income statement profits and losses.

Credit impairments

The bad-debt experience within Nedcor has improved, with non-performing assets reducing from R8 444 million in December 2003 to R7 351 million and recoveries of bad debts increasing from R47 million in June 2003 to R119 million. The group has seen no major credit impairments during the period, except in Peoples Bank, where a once-off adjustment of some R90 million resulted from the correction and refinement of AC133 default ratios and the recognition of certain concentration risks in the mortgage book.

All minimum regulatory provisions have been met by the group.

In the absence of any significant deterioration in economic conditions, the credit outlook for the balance of the year remains positive.

Expenses

Operating expenses increased by 9,6% from R4 722 million in 2003 to R5 175 million. Expenses are in line with management's expectations. Staff expenses have increased, partially due to provisions for potential staff incentive remuneration amounting to R150 million, which were not similarly provided for in the first six months of 2003, and a further R38 million relating to an under accrual of bonuses in 2003. Expenses have also been negatively impacted by expenditure of R62 million relating to additional costs for Basel II compliance and for money laundering projects to comply with FICA, and additional 2003 audit and consultancy fees of R31 million. Commercial Bank of Namibia and Tando were consolidated for the first time during the second half of 2003, resulting in additional expenses of R108 million in the results to June 2004, when compared with the prior period. Following an adjustment for the abovementioned items, operating expenses remained virtually flat, compared with the same period last year, and are down on the six months to December 2003.

The group will continue its aggressive cost-cutting exercise, which is fully detailed in the recovery programme.

Alliance partner fees moved from a recovery of losses of R41 million to a payment of a profit share of R83 million.

Recovery expenditure of R234 million includes retrenchment costs of R232 million and other restructuring costs of R2 million. The group estimates that further restructuring costs for the balance of 2004 will amount to R225 million.

Merger costs incurred during the period amounted to R94 million, with further costs of R221 million expected for the balance of the year, and a final contingency amount of R68 million reserved for 2005. These costs are in line with expectations and the group is forecast to complete the merger within the R868 million previously communicated to the market.

The cost-to-income ratio has moved from 72,6% in June 2003 to 80,2% in December 2003 and is now 79,9%. Significant improvements to this ratio are anticipated as a result of the recovery programme from 2005 onwards. Excluding the once-off recovery and merger cost and foreign currency translation losses, the efficiency ratio is 73,0%.

Taxation

The low overall tax rate of 10% is mainly due to the impact of a R171 million (2003: R178 million) credit on the tax line arising from AC102 treatment of structured finance transactions. This credit is offset by lower reported margin income on these transactions.

The taxation charge is also lower than initially anticipated as a result of a saving in secondary tax on companies (STC) due to the large take-up of the scrip dividend alternative to the 2003 final dividend.
Assuming a similar trend for translation gains and losses, the tax rate for the full year is expected to be in the region of 10%, with the sustainable tax rate trending higher to 25% to 30% in the next few years, once the historical structured finance transactions have run down.

Exceptional items
The exceptional items comprise goodwill amortisation and impairment of R235 million, the impairment of software and development costs of R41 million and other impairments of R14 million. These costs were offset by the net profits arising from the sale of non-core assets of R153 million. Goodwill will continue to be amortised during the 2004 financial year. During 2005 anticipated changes in accounting practice, to align the group with IFRS, will result in goodwill being subject to an impairment assessment at the end of each reporting period.

Balance sheet
Capital
The rights issue raised additional capital of R5,15 billion. This, together with trading profits, the realisation of non-core investments, the focus on managing advances growth and the reduction of foreign currency exposures, have all contributed to increasing the group's indicative primary capital adequacy ratio from 5,0% at 31 December 2003 to 7,9% at 30 June 2004.

Deposits
All expensive unhedged fixed-rate funding, in the form of NCDs, PNs and fixed deposits of approximately R24 billion in December 2003, has matured. Structural shifts in the group's funding from NCDs to current account and call and term deposits have further reduced the cost of funds.

Advances
Advances have shown a decline of 1,8% from R210,1 billion in December 2003 to R206,3 billion at 30 June 2004. The group has actively reduced certain categories of low-margin corporate loans and followed a generally cautious approach to asset growth prior to completion of the rights issue.

Retail average advances grew by 12,5%, while corporate advances reduced by 5,9%, mainly as a result of the balance sheet efficiency programme initiated to optimise the use of capital.

Divisional overview

As referred to above, management information systems are being enhanced with the introduction of funds transfer pricing from the end of 2004, which will allow for more accurate segmental reporting in future reporting periods.

Nedbank Corporate

Nedbank Corporate experienced a decline in net operating income. This arose mainly from:

• a significant decline in the endowment earned on the capital employed in the business;
• the proactive reduction in low-margin corporate advances in line with the balance sheet efficiency programme;
• a lower AC 133 fair-value adjustment of R42 million (2003: R134 million).

There has been an improvement in credit impairments, driven by healthy recoveries and effective credit management. Operating expenses were well-contained, but the division's results were impacted by recovery programme expenses of R69 million.

A major project has been initiated to consolidate and improve the bank's electronic banking systems with a view to growing market share and enhancing NIR. The cluster successfully completed the transfer of BoE Business Banking clients on to Nedbank systems as well as the remaining R8 billion migration of Nedbank and NIB property finance clients on to the Property Finance SAP system. This process largely completed the merger-related client migration in Nedbank Corporate. A focus on asset quality, both in terms of credit quality and return on equity, gave rise to a proactive reduction in the loan book of approximately R6,4 billion.

Nedbank Corporate's executive committee was restructured, which resulted in the appointment of a skilled team with experience in client value management and risk management methodologies aligned with the Basel II framework. The restructure also resulted in the consolidation of Asset Based Finance into Business Banking, and the establishment of a focused transactional banking sales division to enhance cross-selling and increase our market share of clients of whom we are the primary banker. The review of the international operations has resulted in the scaling back of most of the Asian activities, which will reduce the risk profile and improve the return on capital.

Nedbank Capital

Nedbank Capital's results for the first six months were behind management's expectations. Trading profits were lower than in the first half of 2003, as the buoyant trading conditions in the first half of 2003 were not repeated in 2004. While revenue was below expectations, expenditure was

well-controlled.

While the division's most significant merger-related integration issues were completed during 2003, considerable management effort has been expended in restructuring the division in line with the new Nedbank operating structure. A new executive committee was established, the component businesses were moved into the Nedcor head office and the division was restructured to eliminate duplication and optimise resources.

An integrated debt and equity capital markets business has been created to align the trading and structuring functions. Good progress has been made in delivering a single house approach to add value to the client base. The minority interests in NIB Namibia have been bought out and the business has been consolidated. A more rigorous structural process has been put in place for developing, monitoring and converting the transaction pipeline.

Imperial Bank
Imperial Bank performed well at the net operating income level, but expense growth was high. This is largely the result of the upfront costs associated with increased staff and related operational infrastructure that should yield benefits in the future.

Retail and Wealth Management
The performance of Retail and Wealth Management, including Peoples Bank, was negatively impacted by the cost of expensive fixed-rate deposits and the additional impairments required in Peoples Bank (as outlined in the section on credit Impairments above), as well as recovery programme expenses of R52 million.

A detailed review has been undertaken of Nedbank's alliances:

- the Go Banking alliance with Pick 'n Pay is fulfilling the objectives of growing the client base, as well as providing a low-cost platform for enhancing the transactional banking services;
- the Old Mutual Bank Division of Nedbank continues to provide excellent service and the division is working well with Old Mutual to increase the relevance of this business to the client base and intermediary network - Old Mutual Bank is forecast to produce a loss for the full year due to marketing and client acquisition activities; and
- the alliance relationships with Capital One are still under review.

The restructuring of the local and international businesses of the Wealth Management Division is largely complete. As referred to earlier, Chiswell Associates and the Stenham

Group have been sold, and good progress has been made on the disposal of BoE Life International and BoE Funds Services.

The current integration of BoE Private Clients with Nedbank Private Bank will improve client service and increase cross-selling opportunities.

The process of integrating Peoples Bank into Nedbank Limited started in April 2004 and can be progressed to full integration only once regulatory approval has been received. This integration will reduce costs, streamline business activities and focus the group's retail growth initiatives.

While the Retail and Wealth Management Division has a solid platform from which to grow, performance is not yet at an acceptable level and considerable effort is required to improve the cost-to-income ratio, return on equity and client satisfaction.

Shared services, capital management and central funding
The various services divisions have all reduced costs, with the exception of Group Risk, which incurred additional expenses from the money laundering projects and Basel II implementation costs.

Achievements over the period include:

- Swisscard is now fully operational in Switzerland.
- A back-up call centre has been commissioned in Durban.
- A tracking and storage infrastructure has been set up to accommodate the FICA documentation and legislative requirements.
- Credit cards are now processed on the new CAMS11 production platform.
- Nedbank is one of the first South African banks to be compliant with the new PASA requirements for disaster recovery planning.
- Group Operations Division is on track to achieve a fifth successive year of zero-cost growth.
- Progress was made with procedures to ensure Basel 11 compliance.
- Progress was made on an optimal economic capital model, in conjunction with Old Mutual.
- A high level of activity in client verification processes was achieved for FICA compliance.
- The low number of armed robberies and burglaries was maintained.
- The focus on reducing the high level of card fraud was sustained.
- A standardised remuneration policy has been implemented throughout the group.
- The voluntary retrenchment initiative minimised the impact of forced retrenchments on staff morale.

•Staff roadshows were, and are planned to be, undertaken nationally to discuss strategy, staff issues and introduce the group's values process.

Building for the future

Nedcor has identified the following key steps to build for the future:

- to continue to focus on the basics of banking by disposing of non-core assets, simplifying the brand strategy, optimising the asset and liability management and mix, and improving the management information systems;
- to focus on growing the retail business and transactional banking in particular, while building on the group's strengths in the corporate and commercial sector;
- to focus on Southern Africa and retain only core offshore operations;
- to attract, retain and develop staff, while building a client-centred culture, with an improvement in staff morale remaining a key focus;
- to restructure products and processes to improve client service;
- to monitor client satisfaction on a constant basis, with client retention strategies firmly embedded in the recovery programme;
- to expand bancassurance;
- to drive transformation and sustainability and to comply with the spirit of the Financial Sector Charter (FSC) (Nedcor will be increasing its focus on its FSC strategy, including a broad-based black economic empowerment (BEE) ownership strategy, in the second half of 2004);
- to redesign the management structure within the branches to enhance client service further;
- in line with the move to a client-driven business model, to focus on the core business of banking and move to a single-brand strategy, subject to regulatory and shareholder approval.

Prospects

Following the successful completion of the rights issue, the group should start to show growth in advances during the second half of 2004. Margins should improve as a result of:

- deposit and advance mixes within the bank being better placed to enhance earnings;
- the maturing of expensive unhedged fixed-rate funding;
- the repatriation or hedging of large amounts of offshore capital; and
- the endowment effect of the rights offer.

The directors and management are aware that a considerable amount of effort lies ahead in the recovery programme and that the fruit of these endeavours will not be fully reflected in the financial results this year. The business has turned the corner on the road to recovery and is well-

placed to deliver improved earnings growth next year, as set out in the recovery programme.

The group continues to pursue its target of achieving a return on average ordinary shareholders' equity of 20%, on a run-rate basis, by the end of 2006. In order to do this, the group is committed to:

- covering its cost of capital, excluding foreign exchange losses and merger and recovery costs this year;
- maintaining tier 1 capital adequacy above 7,5%;
- attaining a market related asset growth;
- lowering the cost of funding as expensive funding rolls off;
- growing non-interest-revenue through various initiatives outlined above;
- growing expenses at a level below revenue growth.

As indicated above, the benefits from the merger and the recovery programme will emerge only in 2005.

Against this background, the group has forecast headline earnings, inclusive of both merger and restructuring costs (but excluding translation gains or losses), for the year to 31 December 2004 to be between 0% and 15% greater than in 2003. However, due to the dilutionary impact from increased shares issued following the rights offer, headline earnings per share, inclusive of both merger and restructuring costs (but excluding translation gains or losses), are expected to be between 6% and 19% lower than the restated 2003 figure of 502 cents per share. The group is forecasting positive attributable earnings for 2004, compared with a loss in 2003. Shareholders are advised that these forecasts have not been reviewed and reported on by the group's auditors.

The directors and management express their thanks to clients and other stakeholders for their continued support, and also thank all staff members for the incredible job they have done during this tough period.

Reviewed results - auditors' opinion

These results have been reviewed by the group's auditors, KPMG Inc and Deloitte & Touche, and the review opinion is available for inspection at the company's registered office.

Dividend

Notice is hereby given that an interim dividend of 44 cents per ordinary share has been declared in respect of the six months ended 30 June 2004.

Trading in the STRATE environment requires settlement within five business days. In accordance with the settlement procedures of STRATE, Nedcor has determined the last day for trading to participate in the interim dividend to be Friday, 3 September 2004. The shares will commence trading ex-

dividend on Monday, 6 September 2004, and the record date will be Friday, 10 September 2004. Payment will be made on Monday, 13 September 2004.

Share certificates may not be dematerialised or rematerialised between Monday, 6 September 2004, and Friday, 10 September 2004, both days inclusive.

The results have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice.

For and on behalf of the board

WAM Clewlow	TA Boardman
Chairman	Chief Executive

4 August 2004

Registered office
Nedcor Limited, Nedcor Sandton,
135 Rivonia Road, Sandown, 2196
PO Box 1144, Johannesburg, 2000

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001
PO Box 61051, Marshalltown, 2107

Directors
WAM Clewlow (Chairman), Prof MM Katz (Vice-chairman), ML Ndlovu (Vice-chairman), TH Nyasulu (Vice-chairman), TA Boardman (Chief Executive), CJW Ball, MWT Brown (Chief Financial Officer), RG Cottrell, BE Davison, N Dennis (British), Prof B Figaji, MJ Levett, JB Magwaza, ME Mkwanazi, PF Nhleko, JVF Roberts (British), CML Savage, JH Sutcliffe (British)

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

Company Secretary: GS Nienaber

Incorporated in the Republic of South Africa

Registration number 1966/010630/06

Share code: NED ISIN code: ZAE000004875

This announcement and additional information is available on the group's website - www.nedcor.com - together with the following additional information:

• detailed interim financial statements and other financial information in HTML, PDF and Excel formats;

- financial results presentation to analysts;
- link to a webcast of the presentation to analysts.

For further information kindly contact Nedcor Investor Relations by e-mail at nedcorir@nedcor.com

Financial highlights		Reviewed 30 June	Restated 30 June	Audited 31 December
Rm		2004	2003	2003
Headline earnings reconciliation				
Income/(loss) attributable to shareholders		380	404	(1 600)
Less: Non-headline earning items		(120)	(309)	(1 655)
Exceptional capital items		(137)	(309)	(1 693)
Taxation on exceptional items		17		38
Headline earnings		500	713	55
Key ratios				
Return on ordinary shareholders' equity	%	7,3	9,2	0,4
Return, excluding foreign currency translation losses, on ordinary shareholders' equity	%	10,4	19,0	10,3
Return on total assets	%	0,33	0,45	0,02
Return, excluding foreign currency translation losses, on total assets	%	0,47	0,91	0,46
Net interest income to interest-earning assets	%	3,05	2,96	2,95
Non-interest revenue to total income	%	48,7	51,0	49,0
Impairments to total advances	%	3,3	3,4	3,4
Efficiency ratio	%	79,9	72,6	80,2
Efficiency ratio (excluding foreign currency translation losses)	%	77,6	65,4	72,5
Share statistics				
Number of shares in issue	m	392,9	274,7	274,8
Weighted average number of shares	m	327,8	292,3	293,0
Fully diluted weighted average number of shares	m	330,1	292,5	293,4
Headline earnings per share	cents	153	244	19
Fully diluted headline earnings per share	cents	151	244	19
Attributable earnings per share	cents	116	138	(546)

Fully diluted attributable earnings per share	cents	115	138	(545)
Dividends declared per share	cents	44	205	240
Dividend paid per share	cents	35	310	515
Dividend cover	times	3,5	1,2	0,1
Net asset value per share				
(Investments at market value)	cents	4 444	5 154	4 240
Tangible net asset value per share (Investments at market value)	cents	3 132	3 206	2 247

Income statement for the period ended Rm	Reviewed 30 June 2004	Restated 30 June 2003	6 months to 31 December 2003	Audited 31 December 2003
Interest income	11 707	14 474	13 667	28 141
Interest expense	8 122	11 228	10 105	21 333
Net interest income	3 585	3 246	3 562	6 808
Non-interest revenue	3 617	4 119	3 834	7 953
Foreign currency translation losses	(213)	(735)	(681)	(1 416)
Gross operating income	6 989	6 630	6 715	13 345
Impairment of advances	719	891	1 172	2 063
Income after impairment of advances	6 270	5 739	5 543	11 282
Operating expenses	5 175	4 722	5 618	10 340
Fees due to/(from) alliance partners	83	(41)	10	(31)
Recovery programme expenses	234			
Merger expenses	94	134	260	394
Profit/(loss) from operations before exceptional items	684	924	(345)	579
Exceptional items	(137)	(309)	(1 384)	(1 693)
Amortisation and impairment of goodwill	(235)	(209)	(1 594)	(1 803)
Profit/(loss) on sale of subsidiaries, investments and property and equipment	153	(100)	449	349
Net impairment of investments, property and equipment and capitalised development costs	(55)		(239)	(239)
Profit/(loss) from operations	547	615	(1 729)	(1 114)
Attributable earnings of associates and joint ventures	79	70	62	132
Profit/(loss) before taxation	626	685	(1 667)	(982)
Taxation	80	205	185	390

Taxation on exceptional items	(17)		(38)	(38)
Profit/(loss) after taxation	563	480	(1 814)	(1 334)
Minority interest income attributable to				
- ordinary shareholders	(73)	(76)	(57)	(133)
- preference shareholders	(110)		(133)	(133)
Income/(loss) attributable to shareholders	380	404	(2 004)	(1 600)

Cash flow statement for the period ended	Reviewed 30 June	Restated 30 June	Audited 31 December
Rm	2004	2003	2003
Cash and short-term funds at beginning of period	12 227	16 607	16 607
Cash flow from operating activities	2 663	2 344	5 281
Increase in working funds	(6 345)	(9 655)	(13 762)
Taxation paid	(285)	(307)	(616)
Cash flows from investment activities	1 228	1 287	2 654
Cash flows from financing activities	2 321	(871)	2 063
Cash and short-term funds at end of period	11 809	9 405	12 227

AC133: Balance sheet classification as at 30 June 2004

Rm	Reviewed Assets	Reviewed Liabilities
Fair value	56 939	27 137
Held for trading	54 369	27 137
Available for sale	2 570	
Amortised cost	243 414	252 284
Originated loans and receivables	232 458	
Held to maturity	1 350	
Non-trading liabilities		250 725
Other assets and liabilities	9 606	1 559
Total shareholders' equity and minority shareholders' equity		20 932
	300 353	300 353

Group balance sheet as at	Reviewed 30 June	Restated 30 June	Audited 31 December
Rm	2004	2003	2003
Assets			
Cash and short-term funds	11 809	9 405	12 227
Other short-term securities	9 549	19 385	10 610
Government and other securities	22 322	15 282	21 333
Derivative instruments	21 509	37 132	28 496
Advances	206 294	204 580	210 096
Sundry debtors	9 161	7 875	7 463
Deferred taxation asset	1 253	1 156	3 074
Current taxation prepaid	174	396	256
Investments in associate companies and joint ventures	1 433	1 547	1 627
Other investments	4 364	5 064	3 788
Insurance assets	3 803	5 276	5 152
Property and equipment	2 517	2 851	2 684
Computer software and capitalised development costs	1 558	1 471	1 710
Goodwill	3 598	3 881	3 762
Customers' indebtedness for acceptances	1 009	822	835
Total assets	300 353	316 123	313 113
Shareholders' equity and liabilities			
Ordinary share capital	393	271	275
Ordinary share premium	9 832	4 625	4 801
Reserves	7 238	9 261	6 571
Ordinary shareholders' equity	17 463	14 157	11 647
Minority shareholders' equity			
Attributable to preference shareholders	2 770	1 982	2 802
Attributable to ordinary shareholders	699	561	652
Total shareholders' equity and minority shareholders' equity	20 932	16 700	15 101
Derivative instruments	19 856	38 094	28 206
Deposits, current accounts and other liabilities	236 618	240 978	238 813
Sundry creditors	9 585	6 295	12 045
Deferred taxation liabilities	864	336	2 731
Current taxation liabilities	189	175	144
Insurance funds	3 803	5 276	5 152
Long-term debt instruments	7 497	7 447	10 086
Liabilities under acceptances	1 009	822	835

Total shareholders' equity and liabilities	300 353	316 123	313 113
Guarantees on behalf of customers excluded from assets	10 429	10 703	12 403

Segmental analysis as at 30 June Rm	2004 Reviewed Average assets Rbn	2003 Restated Average assets Rbn	2004 Reviewed Operating income
Nedbank Corporate	124	112	3 224
Nedbank Capital	58	61	1 087
Imperial Bank	14	10	393
Retail and Wealth Management	77	75	3 616
Shared Services	30	28	50
Capital Management and Central Funding	25	29	(1 005)
Preference share dividend			
Foreign currency translation losses	(58)	(56)	(376)
	270	259	6 989
By geography			
South Africa			6 217
Business operations			6 217
Recovery program expenses			
Minority interest income attributable to preference shareholders			
Rest of Africa			225
Rest of World			547
Business operations			547
Recovery program expenses			
			6 989

Segmental analysis as at 30 June Rm	2003 Restated Operating income	2004 Reviewed Headline earnings	2003 Restated Headline earnings
Nedbank Corporate	3 303	1 149	1 365
Nedbank Capital	1 370	448	697
Imperial Bank	307	52	67
Retail and Wealth Management	3 720	270	437
Shared Services	(108)	(432)	(396)
Capital Management and Central Funding	(1 078)	(664)	(722)

Preference share dividend		(110)	
Foreign currency translation losses	(884)	(213)	(735)
	6 630	500	713
By geography			
South Africa	5 897	249	432
Business operations	5 897	500	432
Recovery program expenses		(141)	
Minority interest income attributable to preference shareholders		(110)	
Rest of Africa	85	101	68
Rest of World	648	150	213
Business operations	648	173	213
Recovery program expenses		(23)	
	6 630	500	713

Segmental results have been restated to align with current management structures and reporting methodologies.

Statement of changes in shareholders' equity Rm	Ordinary shareholders' equity	Preference shareholders' equity
Balance at 31 December 2002		
as previously reported	17 046	1 987
Impairment of advances	(1 700)	
Fair value adjustment	(1 177)	
Taxation	787	
Minority interest	(4)	
Restated balance at 31 December 2002	14 952	1 987
Net profit for the period	404	
Dividends to shareholders	(839)	
Issue of shares	373	(5)
Shares acquired by subsidiary	(284)	
Release of reserves previously not available	(356)	
Foreign currency translation reserves and other movements	(93)	
Restated balance at 30 June 2003	14 157	1 982
Net loss for the period	(2 004)	133
Dividends to shareholders	(556)	(133)
Issue of shares	11	820
Shares sold by subsidiary	170	
Release of reserves previously not available	(1)	
Foreign currency translation reserves and other movements	(130)	
Balance at 31 December 2003	11 647	2 802
Net profit for the period	380	110
Dividends to shareholders	(97)	(142)
Issue of shares	5 149	
Release of reserves previously not available	(25)	
Available for sale reserve movement	416	
Foreign currency translation reserves and other movements	(7)	
Balance at 30 June 2004	17 463	2 770

Statement of changes in shareholders' equity Rm	Minority shareholders' equity	Total
Balance at 31 December 2002		
as previously reported	503	19 536
Impairment of advances		(1 700)
Fair value adjustment		(1 177)
Taxation		787
Minority interest		(4)
Restated balance at 31 December 2002	503	17 442
Net profit for the period	76	480
Dividends to shareholders		(839)
Issue of shares		368
Shares acquired by subsidiary		(284)
Release of reserves previously not available		(356)
Foreign currency translation reserves and other movements	(18)	(111)
Restated balance at 30 June 2003	561	16 700
Net loss for the period	57	(1 814)
Dividends to shareholders		(689)
Issue of shares		831
Shares sold by subsidiary		170
Release of reserves previously not available		(1)
Foreign currency translation reserves and other movements	34	(96)
Balance at 31 December 2003	652	15 101
Net profit for the period	73	563
Dividends to shareholders		(239)
Issue of shares		5 149
Release of reserves previously not available		(25)
Available for sale reserve movement		416
Foreign currency translation reserves and other movements	(26)	(33)
Balance at 30 June 2004	699	20 932

Income statement (restated) for the period ended 30 June 2003			Peoples	Change in basis of
Rm	As previously reported	AC133 restatements	Bank put option	accounting relating to AC105/AC102
Interest income	14 669			(178)
Interest expense	11 180		48	
Net interest income	3 489		(48)	(178)
Non-interest revenue	4 239	(20)		
Foreign currency translation losses	(735)			
Gross operating income	6 993	(20)	(48)	(178)
Impairment of advances	891			
Income after impairment of advances	6 102	(20)	(48)	(178)
Operating expenses	4 603			
Fees due to alliance partners	(41)			
Merger expenses	134			
Profit from operations before exceptional items	1 406	(20)	(48)	(178)
Exceptional items	(309)			
Profit from operations	1 097	(20)	(48)	(178)
Attributable earnings of associates and joint ventures	70			
Profit before	1 167	(20)	(48)	(178)

taxation				
Taxation	592	(6)		(178)
Profit after taxation	575	(14)	(48)	
Minority interest income attributable to				
- ordinary shareholders	(90)	(4)	18	
- preference shareholders	(133)			
Income attributable to shareholders	352	(18)	(30)	
Less: Exceptional items	(309)			
Headline earnings	661	(18)	(30)	

Income statement (restated) for the period ended 30 June 2003	Change in basis of accounting relating to joint ventures	Reclassification of transaction taxes	Change in treatment of Nedbank preference share
Rm			
Interest income	(17)		
Interest expense			
Net interest income	(17)		
Non-interest revenue	(100)		
Foreign currency translation losses			
Gross operating income	(117)		
Impairment of advances			
Income after	(117)		

impairment of advances			
Operating expenses	(109)	180	
Fees due to alliance partners			
Merger expenses			
Profit from operations before exceptional items	(8)	(180)	
Exceptional items			
Profit from operations	(8)	(180)	
Attributable earnings of associates and joint ventures			
Profit before taxation	(8)	(180)	
Taxation	(8)	(180)	
Profit after taxation			
Minority interest			
income attributable to			
- ordinary shareholders			
- preference shareholders			133
Income attributable to shareholders			133
Less: Exceptional items			
Headline earnings			133

Income statement (restated)

for the period ended 30 June 2003 Rm	Change in depreciation rate from 7 to 5 years	Restated
Interest income		14 474
Interest expense		11 228
Net interest income		3 246
Non-interest revenue		4 119
Foreign currency translation losses		(735)
Gross operating income		6 630
Impairment of advances		891
Income after impairment of advances		5 739
Operating expenses	48	4 722
Fees due to alliance partners		(41)
Merger expenses		134
Profit from operations before exceptional items	(48)	924
Exceptional items		(309)
Profit from operations	(48)	615
Attributable earnings of associates and joint ventures		70
Profit before taxation	(48)	685
Taxation	(15)	205
Profit after taxation	(33)	480
Minority		

interest income attributable to		
- ordinary shareholders		(76)
- preference shareholders		
Income attributable to shareholders	(33)	404
Less: Exceptional items		(309)
Headline earnings	(33)	713

This and additional information is available on our website: www.nedcor.com

NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedcor" or "the group")

NEDCOR LIMITED – APPOINTMENT OF CHIEF FINANCIAL OFFICER

The board of directors of Nedcor has pleasure in announcing the appointment of Mike Brown as Chief Financial Officer ("CFO") of the group with effect from 17 June 2004. He has been appointed as an executive director to the boards of Nedcor and Nedbank Limited, and also joins the group executive committee ("Exco").

Mike, 38, is currently managing director of Property Finance in Nedbank Corporate and has extensive experience in the banking industry. His appointment follows an intensive executive search process both locally and internationally over the past six months.

A commerce graduate from Natal University, Mike completed his articles with Deloitte & Touche in Durban and qualified as a chartered accountant in 1988. After working in the United States and London, he joined the NBS Treasury department in 1993. He then moved to NBS Corporate (later BoE Corporate) and was instrumental in establishing the Specialised Finance and Private Equity divisions. Following the merger of NBS Corporate and the commercial and industrial lending division of BoE Private Bank, Mike was appointed Deputy Managing Director of BoE Corporate and then Managing Director of the division in 1999.

He was appointed an executive director of BoE Limited in October 2001 and to his current position as head of Property Finance following the Nedcor / BoE merger.

Nedcor's search for a new CFO was extended to include international candidates, but after reviewing a number of these candidates it was clear that South Africa has abundant financial skills and talent. The process included a comprehensive evaluation of all candidates' skills, knowledge and leadership abilities.

The board of directors extends its thanks to Bob Head of Old Mutual plc who has been acting CFO of Nedcor since January this year. He provided an objective, outsider's view and played an invaluable role in the comprehensive review of the group's financial management structure and systems. His secondment has allowed Nedcor additional time to search for the most suitable CFO. Bob will complete his secondment in July to ensure an orderly handover of responsibilities to Mike Brown.

For further information contact
Tier 1 Investor Relations
Tel: +27 (0) 21 702-3102

Sandton
18 June 2004

Sponsors to Nedcor
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

Old Mutual plc

Results for the six months ended 30 June 2004

Building Momentum

HIGHLIGHTS

- Adjusted operating earnings per share*: 6.8p (2003: 5.6p), an increase of 21% in Sterling
  82.7c (2003: 73.4c), an increase of 13% in Rand
- Basic loss per share: 1.8p (2003: Earnings of 5.6p**)
  21.9c (2003: Earnings of 72.1c**)
- Life sales of £262m on an annual premium equivalent basis (2003: £261m)
- Return on equity 19% (2003: 16%***)
- Total assets under management £130bn at 30 June 2004 (£125bn at 31 December 2003)
- Adjusted embedded value: 114p per share (31 December 2003: 105p***)
  R12.86 per share (31 December 2003: R12.49***)
- Interim dividend of 1.75p (2003: 1.7p), 19.8 cents in Rand**** (2003: 19.5 cents)

Jim Sutcliffe, Chief Executive, commented:

"Through our strategy of diversity we have built momentum in the first half, taking advantage of improved conditions in some key markets. Our US asset management and South African general insurance businesses had a particularly good half-year, although there is still work to be done to improve life sales in South Africa and to deliver recovery at Nedcor. We look forward to the rest of 2004 with confidence."

Wherever the items asterisked in the Highlights are used, whether in the Highlights or the Operating and Financial Review, the following apply:

** Adjusted operating profit represents the directors' view of the underlying performance of the Group. For life assurance and general insurance businesses, adjusted operating profit is based on a long-term investment return and includes investment return on own shares held in policyholders' funds. For banking business, adjusted operating profit excludes the loss on disposal/write-down of investment in Dimension Data Holdings plc, restructuring and integration costs and the transitional impact of the change in credit provisioning methodology. For all businesses, adjusted operating profit excludes goodwill amortisation and impairment and fines and penalties. Adjusted operating earnings per share is similarly based, but is stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.*

The segmental adjusted operating profit for 2004 is shown before elimination of inter-segment results.

*** Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 37 "Purchases and Sales of Own Shares". Details of the changes are set out in notes 1, 3, 4 and 5(b)(iv) to the attached Financial Statements.*

**** Comparative figures have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 38 "Accounting for ESOP Trusts". Details of the changes are set out in note 1 to the attached Financial Statements.*

***** Indicative only, being the Rand equivalent of 1.75p converted at the exchange rate prevailing on 30 June 2004. The actual amount to be paid by way of interim dividend to holders of shares on the South African branch register will be by reference to the exchange rate prevailing at the close of business on 7 October 2004, as determined by the Company, and will be announced on 8 October 2004.*

ENQUIRIES:

Old Mutual plc Investors

Andrew Parkins	Tel: +44 (0) 20 7002 7264
	Tel: +44 (0) 7789 927 764

Old Mutual plc Media UK

Miranda Bellord	Tel: +44 (0) 20 7002 7133
Tony Friend, College Hill	Tel: +44 (0) 20 7457 2020

Old Mutual plc Media SA

Nad Pillay	Tel: +27 (0) 82 553 7980

Notes to editors:

A webcast of the analysts presentation and Q&A will be broadcast live at 9.30 a.m. (UK time) today on our website at www.oldmutual.com.

High-resolution images are available for the media to view and download on www.uppa.co.uk. To access these, please register, log in and then search on 'Old Mutual'. Alternatively, you can contact UPPA directly on +44 (0) 20 7421 6000 or email contact@uppa.co.uk.

10 August 2004

Operating and Financial Review
Chief Executive's Statement

Our adjusted operating earnings for the first half of 2004 improved to 6.8p / 82.7c per share (2003: 5.6p / 73.4c). Return on average equity was a creditable 19%, helped by strong growth at our US businesses, recovery at Nedcor, another solid profit contribution from our South African life business and an excellent first half at Mutual & Federal. We have shown our confidence in the strength of the Group's business and our generally positive results for the half-year by declaring an increased interim dividend of 1.75p (2003: 1.7p) per share, which will be paid on 30 November 2004.

These improved operating results have been accompanied by progress in our journey to develop a powerful international financial services business from our South African core. We have invested further in our US life business, and our UK distribution and asset management businesses have built their teams and capabilities. We have also been working hard at our Black Economic Empowerment (BEE) plans in South Africa and remain committed to introducing BEE shareholdings at the South African level to support our continuing efforts to normalise our staff complement and procurement practices.

Adjusted embedded value grew over the period by 9% in Sterling terms and 3% in Rand.

Basic earnings per share were negative, mainly as a result of short term market fluctuations in the value of US life's bond portfolio and the impact of the $90 million regulatory settlement at our US asset management affiliate Pilgrim Baxter.

The Group's net fund flow from customers was healthy around the world, with a net positive total of £4.0 billion, including a record $5.3 billion from our US asset management business. Investment performance continues to be the key for our businesses to attract client assets. On a three-year basis, more than three-quarters of our US funds under management and more than two-thirds of our South African third party asset management clients have received returns above benchmark and more than 70% of our UK unit trusts were in the top half of their comparator groups.

Markets remained at higher levels than in the equivalent period in 2003. Together with the strong net cash flow, this led to assets under management, the driver for much of our revenues, being up 12% on 30 June 2003 levels.

Nedcor stabilised through the early stages of its recovery programme during the first half. Our target for Nedcor remains to achieve a run-rate Return on Equity of 20% by the end of 2006 for delivery in 2007. Adjusted operating profit (under UK GAAP) of R712 million was below that for the equivalent period in 2003 (R1,308 million), but was a substantial improvement on the loss incurred in the second half of 2003. Before restructuring costs, Nedcor covered its cost of capital and we expect it to make steady progress to our goal over the next three years.

Important steps were also taken by Nedcor during the period to fulfil the strategic imperatives that we had agreed with management. These included: the strengthening of capital through the completion of its R5.2 billion rights issue; disposal of non-core operations outside South Africa; the installation of a new executive team; the reduction of risk and volatility through the repatriation of surplus capital and an interest rate hedging programme; and tackling the expense base through retrenchments announced in the first quarter.

Life sales for the Group as a whole were flat overall. A 21% increase in sales in US Dollar terms at our US life business offset disappointing sales at our South African life business, so that 53% of our sales came from the US in this period. Margins were well above our long-term expectations in the US life business at 22%. In South Africa, margins were in line with our long-term expectations at a product level, but our product mix produced a lower result than last year. In the UK, Selestia continued to make strong progress by building its sales (£197 million, as compared with £86 million in the equivalent period in 2003).

We were very pleased with the results from our now 88%-owned South African general insurance subsidiary, Mutual & Federal, as it achieved top-of-the-cycle underwriting results and benefited from favourable claims conditions. These excellent results have enabled Mutual & Federal to declare a special dividend, of which some R753 million will be for our benefit.

Our total gearing* was 17.5% at the end of June, compared to 21.7% at the end of 2003. In South Africa, we have 2.5 times the statutory requirements in our life company, and Nedcor's capital adequacy ratio was 12.3% at 30 June 2004. A M Best have confirmed our US life business's credit ratings.

Outlook

We expect the momentum built up in the period to June will continue and that our results for the year will benefit from management action initiated in the first half. We shall be making further investment in our strategic development, including the launch of a new retail strategy at our US asset management business. Volatility of currencies and markets will affect us, as usual, but the benefits of our diversity will continue to mitigate this.

Jim Sutcliffe
Chief Executive

10 August 2004

** As defined in the footnote on page 12.*

SEGMENTAL REVIEW – SOUTH AFRICA

LIFE ASSURANCE

Our South African life assurance business continued to deliver strong profit, although sales were lower than planned. Adjusted operating profit, excluding long term investment return (LTIR), of R1,825 million was up 15% on the R1,592 million recorded in the same period for 2003, driven by tighter expense control, favourable experience variances and a 10% increase in average asset levels.

The LTIR of R1,023 million declined by 5% from R1,075 million for the comparative period. This reduction reflects the impact that the investments in Nedcor and Mutual & Federal, outlined under Capital below, had on the average shareholder assets used in the calculation, as well as the reduction in the effective LTIR rate arising from an increase in the cash component of the portfolio.

Total life sales on an Annual Premium Equivalent (APE) basis for the period were R1,356 million, 14% lower than the corresponding period last year principally caused by significantly lower Group Business sales. Individual Business and Group Business contributed R1,158 million (2003: R1,196 million) and R198 million (2003: R380 million) respectively to this result.

Individual Business single premiums were flat at R3,099 million when compared to the equivalent period last year, with higher annuity sales being offset by lower investment business. Individual Business recurring premiums of R848 million were 5% down on the R888 million in the same period last year, with significantly higher Group Schemes sales offset by lower investment business in the middle market. Individual Business sales were achieved despite the negative productivity impact of completing accreditation for advisors and brokers in line with the Financial Advisory and Intermediary Services Act. The successful launch of *Masthead* for the broker market is designed to strengthen the position of independent brokers, who remain a key channel. While life Individual Business was disappointing, non-life sales in Unit Trusts and Fairbairn Capital increased by 28% over the prior period.

Group Business single premiums fell 60% from the equivalent period last year with no significant large flows in the period, while Group Business recurring premiums of R93 million were 21% behind the R117 million in the same period last year. Progress on the pipeline for Group Business has been disappointing, although the pipeline remains significant and is subject to an unpredictable sales pattern.

The after-tax value of new business at R264 million was 7% lower than the comparative period in 2003, although total margins improved slightly from 18% in 2003 to 19% for the current period due to tight expense management in the distribution business. The value of in-force business of R9,190 million at 30 June 2004 decreased from R9,832 million at 31 December 2003 due to the negative effect of economic assumption changes and investment variances.

Life company net cash flow was a negative R2.8 billion in the six months, including a negative R0.9 billion in respect of life wrapped asset management flows. The remaining life result reflects a positive R0.3 billion in respect of Individual Business (2003: negative R0.7 billion) and a negative R2.2 billion for Group Business (2003: positive R0.2 billion) as a result of significantly lower Group Business single premiums.

The life company's capital on the relevant local basis increased by R1.9 billion during the period to R31.0 billion at 30 June 2004, and the company remains well capitalised with excess assets of 2.5 times the required statutory capital.

ASSET MANAGEMENT

Adjusted operating profit for the South African asset management businesses, excluding Nedcor, decreased to R217 million in 2004, compared to R233 million in the equivalent period in 2003. Higher asset levels and improved performance fees were offset by lower trading fees in the unit trust company following changes to industry guidelines regarding trading in units, charges relating to share incentive arrangements and development of administration infrastructure.

Total net client inflows to the asset management businesses were R4.8 billion, excluding the R0.9 billion of life wrapped assets noted under life above. This included R2.6 billion of inflows following the successful transfer of mandates from Quaystone clients.

BANKING – NEDCOR

The first six months of 2004 have seen Nedcor make good progress in restoring the performance of the Group and laying a foundation for growth. As previously noted, it is going to take time for the full benefits of the recovery programme to emerge, although the progress and improvements made to date have been encouraging.

Nedcor's adjusted operating profit, which includes its asset management operations, of R712 million was a decrease of 46% compared to the same period last year, but an improvement on the second half of 2003.

Nedcor's net interest income of R3,549 million reflects an increase of 2% over the first half of 2003. Improved margins at 3.05% were the primary drivers as expensive fixed rate funding started to unwind. Non-interest revenue at R3,156 million was a decrease of 5% over R3,332 million in the second half of 2003 (based on a reclassification of asset management result). This is primarily attributable to a reduction in profits from exchange and securities trading.

Translation losses are substantially lower at R213 million (2003: R658 million). Nedcor has repatriated, restructured and hedged offshore capital to reduce foreign currency exposure from R7.1 billion to a net R3.1 billion during the past six months. The capital volatility arising from foreign exchange movements has now been substantially neutralised.

The cost-to-income ratio, on an SA GAAP basis and excluding the effect of translation losses, at 77.6% reflects a deterioration from the 2003 ratio of 65.4% mainly due to lower revenue growth and re-engineering expenses. This negative gearing effect of expense growth exceeding income growth has accordingly impacted earnings. The headcount reductions will only impact the cost base from the second half of the year. Nedcor continues to focus on internal expense reduction as a key part of its recovery programme.

In February, Nedcor launched a rights issue which raised R5.2 billion of additional ordinary capital. Part of the net proceeds were used to repay the R2 billion advanced by Old Mutual in December and other short term financing of R0.5 billion. This, together with the realisation of non-core investments, the focus on managing advances growth and the reduction of foreign currency exposure through the repatriation of offshore capital, have all contributed to increasing the primary capital adequacy ratio from 10.1% at 31 December 2003 to 12.3% at 30 June 2004.

GENERAL INSURANCE – MUTUAL & FEDERAL

Mutual & Federal, the Group's 88% owned South African general insurance operation, has had an exceptional six months with an adjusted operating profit of R569 million, including long term investment return, representing an increase of 55% from R368 million last year.

The strong performance was principally attributable to an improvement in the underwriting surplus to R266 million (2003: R93 million). This represented an underwriting ratio of 8.5% to net earned premiums (10.7% on an SA GAAP basis), which was a marked improvement over the 3.5% achieved in the equivalent period in 2003. This has been aided by the strong underwriting cycle in the first half of 2004, combined with an absence of severe weather-related claims and strong claims control with a focus on quality and speed of claims settlement.

Gross premium income of R3,592 million was 19% higher than last year as a result of new business acquired and rating adjustments in unprofitable segments of the business.

SEGMENTAL REVIEW – UNITED STATES

US LIFE

Our US life business's adjusted operating profit of $73 million was 18% up on the $62 million achieved in 2003. This increase was driven by the impact of the continued growth in scale of the business, with funds under management increasing by 22% to $15.3 billion.

Over the past year the business has demonstrated its ability to exploit opportunities in changing market conditions by adding pertinent new distribution and through rapid product development. In distribution we added a corporate and offshore channel. In products, the business has used its traditional equity index competence to produce both profitable annuity and life products, which respectively took second and fifth place market share nationally for the period. Total APE for the first half of 2004, at $251 million, was 21% higher than achieved in the first half of 2003. The average margin on new business after tax increased from 11% to 22% of APE and the value of new business after tax at $54 million was $32 million higher than in 2003 driven mainly by movements in interest rates, the change in product mix and a reduction in the costs of gathering new business.

US life continue to manage the capital efficiently and $16 million was injected to support new business volumes. The business is now generating positive statutory profits, reducing the business's need for future capital support from the Group. The Risk Based Capital (RBC) remains in excess of 200% of the statutory requirement.

US ASSET MANAGEMENT

The Group's US asset management business delivered adjusted operating profit of $87 million, an increase of 43% on the equivalent period in 2003. The stable equity markets in the first half of 2004, in conjunction with strong transaction and performance fees and positive net fund inflows, were the key factors driving this positive result. Average asset levels for 2004 were $159 billion, compared to $127 billion, adjusted for sold firms, for the comparative 2003 period.

Funds under management increased in the first half of 2004 by 6% from $154 billion to $163 billion following net client inflows of $5.3 billion and positive market movements of $4.1 billion. These inflows were achieved in both equity and fixed income portfolios and included $1.5 billion from the US life business and $2.0 billion in cash collateral assets for eSecLending, our securities lending business. Our strategy of maintaining a diversity of separate specialist affiliates has ensured that the issues affecting Pilgrim Baxter & Associates (PBA) had no material impact on other affiliates. At 30 June 2004, the funds under management remain well diversified, comprising 45% US equities, 10% international equities, 34% fixed income and 11% alternative and other assets.

Strong investment performance has been maintained at previously high levels. 81% and 93% of mandates outperformed their respective benchmarks on an asset weighted basis over three and five years respectively. Over 70% of these funds also achieved top quartile performance relative to their peers over the same periods.

In June, PBA reached agreements with the US Securities and Exchange Commission and the Office of the New York State Attorney General to settle the regulatory actions against the firm. The agreements settled charges brought against PBA in November 2003 in relation to past trading activity in the PBHG Funds permitted by the former management of the firm. New leadership appointed at PBA in November has instituted significant reforms at the firm and worked with the authorities to settle the charges. Total fines and penalties agreed by PBA were $90 million. PBA has also committed to future fee reductions of $10 million.

SEGMENTAL REVIEW – UK & REST OF WORLD

Adjusted operating profit from the Group's UK and Rest of World asset management and life assurance businesses, excluding Nedcor, was £4 million in the first half of 2004, lower than the £9 million earned in the equivalent period in 2003. This result includes the adjusted operating profit from Bermuda (£5 million) and African countries other than South Africa (£4 million), offset by an adjusted operating loss from the Group's operations in the UK (£5 million).

Selestia's business continues to grow, with funds under management increasing by 65% in 2004 to £477 million as a result of sales reaching £197 million, 49% higher than the second half of 2003.

OMAM(UK) has achieved adjusted operating profits of £3 million compared to a loss of £1 million in the equivalent period in 2003, with average assets 7% higher and a larger proportion of high margin hedge fund assets driving this increase, despite net external client outflows of £54 million for the period. Investment performance remains strong with 77% of unit trust assets above the peer comparative median over three years.

GROUP RESULTS

Solid performances across each of our business units have contributed to Old Mutual's improved results during the first half of 2004, with adjusted operating profits before tax of £422 million increasing by 7% from £395 million in the equivalent period of 2003.

Net fund flows remain strong on a Group basis with increased sales in the US market for both life and asset management more than offsetting the impact of lower sales in South Africa. Following stable financial markets, total funds under management for the Group increased steadily to £130 billion from £125 billion at the end of 2003.

Adjusted operating earnings per share improved to 6.8p per share (2003: 5.6p), representing a 21% increase over the first half of 2003. The basic loss per share was 1.8p compared to basic earnings of 5.6p in 2003. Basic earnings have been impacted by the fines and penalties relating to PBA and negative short term fluctuations arising predominantly from the impact on our US Life portfolio of higher prevailing yields.

Operating profit on ordinary activities before tax, which includes goodwill amortisation and impairment, restructuring and integration costs, fines and penalties, short term fluctuations in investment return and adjustments for investment return for own shares held in the policyholders' funds, similarly declined to a loss of £10 million compared to a profit of £392 million in 2003.

ACHIEVED PROFITS

The Group's adjusted operating profit on an achieved profits basis of £468 million increased by 9% from £429 million in 2003. Adjusted operating profit for life assurance of £326 million was up by 14% from £287 million in the first half of 2003, driven by increased new business in the US and improved experience variances in South Africa. Adjusted operating earnings per share on an achieved profits basis rose from 6.0p to 7.4p. Achieved profits equity shareholders' funds (adjusted for own shares held in policyholder funds and to bring listed Group subsidiaries to market value) of £4,380 million at 30 June 2004 increased by 9% from £4,015 million at 31 December 2003, benefiting from an improvement in the Rand exchange rate, an increase in the share price of Mutual & Federal and the impact of the Nedcor rights issue. The resultant adjusted embedded value per share increased to 114p from 105p.

CAPITAL

The Group's gearing level remains favourable, with senior debt gearing* at 30 June 2004 of 11% (15% at 31 December 2003) and total gearing*, including hybrid capital, of 17.5% (21.7% at 31 December 2003). Hybrid capital excludes hybrid debt from banking activities and comprises the $750 million of Guaranteed Cumulative Perpetual Preferred Securities issued during May 2003 that are reported as part of non-equity minority interests in the financial statements. The increased stake in Mutual & Federal and our participation in the Nedcor rights issue were funded from the Group's existing financial resources. We continue to monitor the potential implications of all new regulations including the Financial Groups Directive.

Strong support from Old Mutual ensured that Nedcor's rights offer was a success, raising R5.2 billion and restoring Nedcor's capital base resulting in a capital adequacy ratio of 12.3% (10.1% at 31 December 2003).

The Group's investment in Mutual & Federal was increased to 88% as a result of the offer to acquire the outstanding minority interests, which resulted in acceptances representing 37% of Mutual & Federal's issued share capital. Mutual & Federal's solvency margin, being the ratio of net assets to net premiums, is anticipated to reduce to 43% following the payment of a special dividend in November. This remains comfortably above the minimum required to support current operations and facilitate the future growth of the business.

The solvency ratios of the Group's major life businesses at 30 June 2004 remain well above the minimum statutory requirements, with South Africa's excess assets (before regulatory asset limitations) equivalent to 2.5 times the statutory minimum, and the US business in excess of 200% RBC requirement.

In May 2004, Old Mutual plc raised a new £1.1 billion five-year syndicated revolving credit facility and at the same time retired a number of existing bank credit facilities. The new facility was undrawn at 30 June 2004.

TAXATION

The Group's effective tax rate (based on the tax charge as a proportion of adjusted operating profit) of 25% represents a decrease from 33% in the first half of 2003. The rate is primarily lower as a result of a lower effective tax rate at Nedcor, which reflects the decision to report certain transactional taxes as an expense in adjusted operating profit. The rate was also favourably affected by a reduction in Secondary Tax on Companies (Nedcor paid a scrip dividend this year) and by an increase in the proportion of low tax income earned relative to income taxed at the standard South African tax rate.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

We are continuing to make good progress towards the transition to IFRS across the Group by 1 January 2005. Our IFRS project, established in 2002, has now started focusing on the systems, process and reporting changes required for compliance with IFRS. The International Financial Reporting Standards that will have the most impact on the Group, in common with our peers, are those that deal with financial instruments and insurance and investment contracts. We are concerned by the uncertainty in accounting for financial instruments resulting from continued changes by the International Accounting Standards Board to IAS 39 and the fact that the European Commission is yet to endorse the standard. Until IAS 39 is endorsed, there remains considerable uncertainty as to the impact and timing of implementation.

DIVIDEND

The Board has declared an interim dividend of 1.75p per share (2003: 1.7p), which will be paid on 30 November 2004 to shareholders on the register at the close of business on 22 October 2004. The equivalent of this dividend in the local currencies of South Africa, Malawi, Namibia and Zimbabwe will be determined by the Company on 7 October 2004 and will be announced to the markets on 8 October 2004. The Company's shares will trade ex-dividend from the opening of business on 18 October 2004 on the JSE Securities Exchange South Africa and the Malawi, Namibian and Zimbabwe Stock Exchanges, and from the opening of business on 20 October 2004 on the London Stock Exchange. The last dates to trade cum-dividend will therefore be 15 October 2004 in South Africa, Malawi, Namibia and Zimbabwe and 19 October 2004 in London.

No dematerialisation or rematerialisation of shares within the South African STRATE system may take place between 18 October 2004 and 22 October 2004 (both dates inclusive).

Julian V F Roberts
Group Finance Director
10 August 2004

** Senior debt gearing is defined as senior debt over senior debt plus adjusted embedded value on an achieved profits basis. Senior debt excludes debt from banking activities and is net of cash and short term investments which are immediately available to repay debt. Total gearing is similarly based but includes hybrid capital instruments within debt.*

Independent Review Report by KPMG Audit Plc to Old Mutual plc

Introduction

We have been engaged by the Company to review the financial information set out on pages 14 to 49 and the supplementary financial information set out on pages 50 to 64 prepared on an achieved profits basis, and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

KPMG Audit Plc

Chartered Accountants
London
10 August 2004

Consolidated Profit and Loss Account
for the six months ended 30 June 2004

	Notes	£m 6 months to 30 June 2004	£m 6 months to 30 June 2003 (Restated)***	£m Year to 31 December 2003	Rm 6 months to 30 June 2004	Rm 6 months to 30 June 2003 (Restated)***	Rm Year to 31 December 2003
Operating income							
Life assurance – gross written premiums		**2,425**	2,193	4,577	**29,481**	28,382	56,520
General insurance – gross written premiums		**296**	233	526	**3,592**	3,010	6,486
Asset management – total revenue		**308**	291	684	**3,743**	3,768	8,448
Banking – total operating income		**552**	568	1,107	**6,705**	7,348	13,671
Profit and loss account							
South Africa							
Technical result		**148**	123	253	**1,801**	1,592	3,124
Long term investment return		**84**	83	178	**1,023**	1,075	2,198
Life assurance	5(b)(iii)	**232**	206	431	**2,824**	2,667	5,322
Asset management	5(c)	**14**	18	53	**156**	233	656
Banking	5(d)(i)	**33**	74	(10)	**401**	959	(118)
General insurance	5(e)	**47**	28	73	**569**	368	909
		326	326	547	**3,950**	4,227	6,769
United States							
Life assurance	5(b)(iii)	**43**	39	86	**522**	505	1,062
Asset management	5(c)	**44**	37	81	**544**	479	1,000
		87	76	167	**1,066**	984	2,062
United Kingdom & Rest of World							
Life assurance	5(b)(iii)	**5**	8	24	**62**	104	297
Asset management	5(c)	**10**	1	(4)	**121**	14	(48)
Banking	5(d)(i)	**22**	27	4	**263**	349	48
		37	36	24	**446**	467	297
		450	438	738	**5,462**	5,678	9,128
Other shareholders' income / (expenses)	5(f)	**(8)**	(13)	(40)	**(97)**	(168)	(494)
Debt service costs		**(20)**	(30)	(48)	**(243)**	(388)	(593)
Adjusted operating profit *	5(a)	**422**	395	650	**5,122**	5,122	8,041
Goodwill amortisation and impairment	10	**(66)**	(47)	(206)	**(802)**	(608)	(2,544)
Loss on disposal / write-down of investment in Dimension Data Holdings plc		**-**	(11)	(5)	**-**	(136)	(60)
Restructuring and integration costs	5(d)(ii)	**(8)**	(10)	(32)	**(94)**	(134)	(394)
Change in credit provisioning methodology	5(d)(iii)	**-**	(74)	(87)	**-**	(963)	(1,074)
Fines and penalties	7	**(49)**	-	-	**(596)**	-	-
Short term fluctuations in investment return	6	**(287)**	125	143	**(3,486)**	1,618	1,767
Investment return adjustment for own shares held in policyholders' funds	5(b)(iv)	**(22)**	14	12	**(266)**	181	148
Operating (loss) / profit on ordinary activities before tax		**(10)**	392	475	**(122)**	5,080	5,884
Non-operating items	9(b)	**12**	(13)	(32)	**149**	(168)	(404)
Profit on ordinary activities before tax		**2**	379	443	**27**	4,912	5,480
Tax on profit on ordinary activities	8	**(22)**	(191)	(241)	**(267)**	(2,472)	(2,976)
(Loss) / profit on ordinary activities after tax		**(20)**	188	202	**(240)**	2,440	2,504
Minority interests – equity	11(a)	**(13)**	15	117	**(158)**	194	1,445
Minority interests – non-equity		**(29)**	(14)	(46)	**(352)**	(181)	(568)
(Loss) / profit for the financial period		**(62)**	189	273	**(750)**	2,453	3,381
Dividends paid and proposed	4	**(60)**	(60)	(166)	**(678)**	(741)	(2,006)
Retained (loss) / profit for the financial period		**(122)**	129	107	**(1,428)**	1,712	1,375

Consolidated Profit and Loss Account *continued*
for the six months ended 30 June 2004

	Notes	£m 6 months to 30 June 2004	£m 6 months to 30 June 2003 (Restated)***	£m Year to 31 December 2003	Rm 6 months to 30 June 2004	Rm 6 months to 30 June 2003 (Restated)***	Rm Year to 31 December 2003
The adjusted operating profit on an after-tax and minority interest basis is determined as follows:							
Adjusted operating profit		**422**	395	650	**5,122**	5,122	8,041
Tax on adjusted operating profit	8	**(106)**	(129)	(224)	**(1,290)**	(1,673)	(2,763)
		316	266	426	**3,832**	3,449	5,278
Minority interests – equity	11(a)	**(31)**	(42)	(7)	**(379)**	(538)	(96)
– non-equity		**(29)**	(14)	(46)	**(352)**	(181)	(568)
Adjusted operating profit after tax and minority interests		**256**	210	373	**3,101**	2,730	4,614

Earnings per share	Notes	p			c		
Adjusted operating earnings per share*	3	**6.8**	5.6	10.0	**82.7**	73.4	123.8
Basic (loss) / earnings per share	3	**(1.8)**	5.6	8.0	**(21.9)**	72.1	99.1
Diluted (loss) / earnings per share	3	**(1.8)**	5.5	8.0	**(21.9)**	71.0	99.1
Dividend per share	4	**1.75**	1.70	4.8	**19.8****	19.5	56.0
Adjusted weighted average number of shares – millions		**3,745**	3,717	3,727	**3,745**	3,717	3,727
Weighted average number of shares – millions		**3,429**	3,401	3,411	**3,429**	3,401	3,411

* Adjusted operating profit represents the directors' view of the underlying performance of the Group. For life assurance and general insurance businesses, adjusted operating profit is based on a long term investment return and includes investment return on own shares held in policyholders' funds. For banking business, adjusted operating profit excludes the loss on disposal / write down of investment in Dimension Data Holdings plc, restructuring and integration costs and the transitional impact of the change in credit provisioning methodology. For all businesses, adjusted operating profit excludes goodwill amortisation and impairment and fines and penalties.

Adjusted operating earnings per share is similarly based, but is stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.

The segmental analysis within the consolidated profit and loss account has been prepared after eliminating inter-segment results. Details of the total segmental results are set out in note 5.

** Indicative only – the actual amount of the dividend per share in Rand will be determined by reference to the exchange rate prevailing on 7 October 2004 and announced by the Company on 8 October 2004.

*** Comparative figures for the six months ended 30 June 2003 have been restated to reflect the adoption of Urgent Issues Taskforce Abstracts 37 "Purchases and Sales of Own shares" and 38 "Accounting for ESOP Trusts" (UITF38). Comparative figures for the year ended 31 December 2003 have been restated to reflect the adoption of UITF38. Details of the changes are set out in notes 1, 3, 4 and 5(b)(iv).

Consolidated Statement of Total Recognised Gains and Losses
for the six months ended 30 June 2004

	Notes	£m			Rm		
		6 months to 30 June 2004	6 months to 30 June 2003 (Restated)	Year to 31 December 2003 (Restated)	**6 months to 30 June 2004**	6 months to 30 June 2003 (Restated)	Year to 31 December 2003 (Restated)
(Loss) / profit for the financial period		**(62)**	189	273	**(750)**	2,453	3,381
Foreign exchange movements		**98**	139	176	**(591)**	(1,918)	(2,574)
Total recognised gains and losses for the period		**36**	328	449	**(1,341)**	535	807
Prior period adjustment	1	**109**			**1,301**		
Total recognised gains and losses since last annual report		**145**			**(40)**		

Reconciliation of Movements in Consolidated Equity Shareholders' Funds
for the six months ended 30 June 2004

	Notes	£m			Rm		
		6 months to 30 June 2004	6 months to 30 June 2003 (Restated)	Year to 31 December 2003 (Restated)	**6 months to 30 June 2004**	6 months to 30 June 2003 (Restated)	Year to 31 December 2003 (Restated)
Total recognised gains and losses for the period		**36**	328	449	**(1,341)**	535	807
Dividends paid and proposed	4	**(60)**	(60)	(166)	**(678)**	(741)	(2,006)
		(24)	268	283	**(2,019)**	(206)	(1,199)
Issue of new capital		**-**	37	37	**-**	479	457
Net sale of shares held in ESOP Trusts		**3**	2	6	**31**	21	76
Shares issued under employee incentive schemes		**8**	-	4	**97**	-	49
Net (decrease) / increase to equity shareholders' funds		**(13)**	307	330	**(1,891)**	294	(617)
Equity shareholders' funds at the beginning of the period (originally £2,863 million (R34,175 million) before prior year adjustment of £109 million (R1,301 million))		**2,754**	2,424	2,424	**32,874**	33,491	33,491
Equity shareholders' funds at the end of the period		**2,741**	2,731	2,754	**30,983**	33,785	32,874

Consolidated Balance Sheet
at 30 June 2004

	Notes	£m At 30 June 2004	£m At 31 December 2003 (Restated)	£m At 30 June 2003 (Restated)	Rm At 30 June 2004	Rm At 31 December 2003 (Restated)	Rm At 30 June 2003 (Restated)
Intangible assets							
Goodwill	10	**1,229**	1,264	1,552	**13,892**	15,088	19,198
Insurance and other assets							
Investments		**24,582**	23,433	21,415	**277,868**	279,712	264,886
Assets held to cover linked liabilities		**6,141**	5,860	4,716	**69,416**	69,949	58,333
	5(g)	**30,723**	29,293	26,131	**347,284**	349,661	323,219
Reinsurers' share of technical provisions		**384**	374	385	**4,341**	4,465	4,762
Debtors		**665**	702	1,177	**7,517**	8,380	14,557
Other assets		**659**	607	778	**7,449**	7,244	9,628
Cash at bank and in hand		**540**	695	614	**6,104**	8,296	7,595
Prepayments and accrued income		**868**	738	683	**9,812**	8,809	8,448
Total insurance and other assets		**33,839**	32,409	29,768	**382,507**	386,855	368,209
Banking assets							
Cash and balances at central banks		**1,045**	1,025	760	**11,812**	12,235	9,401
Treasury bills and other eligible bills		**845**	888	1,566	**9,552**	10,600	19,370
Loans and advances to banks		**1,178**	2,092	1,467	**13,316**	24,972	18,146
Loans and advances to customers		**16,263**	15,136	14,679	**183,832**	180,674	181,567
Debt securities		**1,493**	1,420	886	**16,876**	16,952	10,959
Equity securities		**342**	317	411	**3,866**	3,784	5,084
Interest in associated undertakings		**134**	144	132	**1,515**	1,719	1,633
Other assets		**2,684**	2,758	1,858	**30,339**	32,923	22,981
Prepayments and accrued income		**323**	262	539	**3,651**	3,126	6,667
Total banking assets		**24,307**	24,042	22,298	**274,759**	286,985	275,808
Total assets		**59,375**	57,715	53,618	**671,158**	688,928	663,215

Consolidated Balance Sheet *continued*
at 30 June 2004

	Notes	£m At 30 June 2004	£m At 31 December 2003 (Restated)	£m At 30 June 2003 (Restated)	Rm At 30 June 2004	Rm At 31 December 2003 (Restated)	Rm At 30 June 2003 (Restated)
Capital and reserves							
Called up share capital		**384**	384	383	**4,341**	4,584	4,737
Share premium account		**595**	587	584	**6,726**	7,007	7,224
Merger reserve		**184**	184	184	**2,080**	2,196	2,276
Profit and loss account		**1,979**	2,000	1,981	**21,744**	22,995	23,456
Reserve in respect of own shares held in policyholders' funds		**(401)**	(401)	(401)	**(3,908)**	(3,908)	(3,908)
Equity shareholders' funds		**2,741**	2,754	2,731	**30,983**	32,874	33,785
Minority interests							
Equity	11(a)	**815**	652	795	**9,213**	7,783	9,834
Non-equity	11(b)	**666**	658	606	**7,528**	7,854	7,492
		1,481	1,310	1,401	**16,741**	15,637	17,326
Subordinated liabilities		**-**	15	17	**-**	179	210
Insurance and other liabilities							
Technical provisions		**22,389**	21,157	19,381	**253,079**	252,545	239,727
Technical provisions for linked liabilities		**6,141**	5,860	4,716	**69,416**	69,949	58,333
Provisions for other risks and charges		**485**	551	575	**5,482**	6,576	7,112
Creditors		**2,506**	2,287	2,607	**28,327**	27,292	32,250
Amounts owed to credit institutions	12	**359**	377	497	**4,063**	4,501	6,147
Convertible loan stock	13(a)	**351**	357	385	**3,968**	4,261	4,762
Accruals and deferred income		**114**	135	140	**1,289**	1,611	1,732
Total insurance and other liabilities		**32,345**	30,724	28,301	**365,624**	366,735	350,063
Banking liabilities							
Deposits by banks		**1,698**	4,381	3,348	**19,194**	52,295	41,412
Customer accounts		**15,773**	13,976	14,057	**178,293**	166,827	173,874
Debt securities in issue		**1,615**	468	1,111	**18,255**	5,586	13,742
Other liabilities		**3,030**	3,200	1,947	**34,250**	38,199	24,083
Provision for liabilities and charges		**29**	229	103	**328**	2,732	1,274
Subordinated liabilities		**654**	648	588	**7,393**	7,745	7,273
Convertible loan stock	13(b)	**9**	10	14	**97**	119	173
Total banking liabilities		**22,808**	22,912	21,168	**257,810**	273,503	261,831
Total liabilities		**59,375**	57,715	53,618	**671,158**	688,928	663,215

Consolidated Cash Flow Statement
for the six months ended 30 June 2004

	£m			Rm		
	6 months to 30 June 2004	6 months to 30 June 2003	Year to 31 December 2003	**6 months to 30 June 2004**	6 months to 30 June 2003	Year to 31 December 2003
Net cash (outflow) / inflow from operating activities	**(117)**	(631)	237	**(1,422)**	(8,164)	2,925
Net cash outflow from returns on investments and servicing of finance (including dividends paid to minority interests)	**(50)**	(61)	(128)	**(608)**	(790)	(1,580)
Total tax paid	**(137)**	(90)	(174)	**(1,665)**	(1,165)	(2,149)
Net cash inflow from capital expenditure and financial investment	**58**	64	227	**705**	829	2,804
Net cash (outflow) / inflow from acquisitions and disposals	**(66)**	(23)	83	**(802)**	(298)	1,025
Equity dividends paid	**(115)**	(114)	(178)	**(1,398)**	(1,476)	(2,198)
Net cash inflow from financing activities	**124**	165	231	**1,507**	2,136	2,851
Net cash (outflow) / inflow excluding long term business	**(303)**	(690)	298	**(3,683)**	(8,928)	3,678
Cash flows relating to insurance and other activities were invested as follows:						
(Decrease) / increase in cash holdings	**(153)**	102	36	**(1,859)**	1,320	445
(Decrease) / increase in net portfolio investments	**(115)**	(233)	616	**(1,399)**	(3,016)	7,605
	(268)	(131)	652	**(3,258)**	(1,696)	8,050
Cash flows relating to banking activities were invested as follows:						
Decrease in cash and balances at central banks	**(35)**	(559)	(354)	**(425)**	(7,232)	(4,372)
Net cash (outflow) / inflow excluding long term business	**(303)**	(690)	298	**(3,769)**	(8,928)	3,678
Reconciliation of operating profit to operating cash flow						
Operating profit / (loss) from insurance and other activities	**(47)**	384	690	**(571)**	4,978	8,521
Operating profit / (loss) from banking activities	**(5)**	(6)	(144)	**(61)**	(79)	(1,778)
Operating (loss) / profit on ordinary activities before tax	**(52)**	378	546	**(632)**	4,899	6,743
Unrealised investment (gains) / losses	**150**	(185)	(161)	**1,823**	(2,395)	(1,988)
Other insurance and other activities non cash flow items	**146**	(246)	387	**1,775**	(3,185)	4,779
Other banking non cash flow items	**(361)**	(578)	(535)	**(4,388)**	(7,483)	(6,609)
Net cash (outflow) / inflow from operating activities	**(117)**	(631)	237	**(1,422)**	(8,164)	2,925

The cash flows presented in this statement exclude all cash flows relating to policyholders' funds for the long term business.

1 BASIS OF PREPARATION AND CHANGE IN ACCOUNTING POLICY

The results for the six months to 30 June 2004 and the position at that date have been prepared using accounting policies consistent with those used in the Group 2003 Annual Report except for:

- the adoption of Urgent Issues Task Force (UITF) Abstract 38 "Accounting for ESOP Trusts", the effects of which are described below.
- the adoption of the Statement of Recommended Practice on "Accounting for Insurance Business" issued by the Association of British Insurers in November 2003 ("ABI SORP") (previously December 1998 version), the implementation of which does not impact the interim financial statements.

The results of the Group's banking operations have been prepared in accordance with the British Bankers' Association Statements of Recommended Practice on Advances (1997), Securities (1990), Derivatives (2001), Contingent Liabilities and Commitments (1996) and Segmental Reporting (1993).

Comparative figures have been restated to reflect the adoption of UITF Abstract 38 "Accounting for ESOP Trusts". This abstract requires that the Group's holdings in own shares held by Employee Share Ownership Trusts (ESOPs) be accounted for as a deduction from shareholders' funds (profit and loss account) rather than recorded as an asset. In addition, purchases and sales of such own shares should be shown as changes in shareholders' funds such that no profit or loss is recognised. In the majority of cases, the ESOP Trusts have waived their rights to dividends such that there is no impact on operating profit after tax. The reductions in equity shareholders' funds at 30 June 2004, 31 December 2003 and 30 June 2003 were £113 million (R1,270 million), £109 million (R1,301 million) and £110 million (R1,356 million) respectively, representing the original cost of these shares.

In the second half of 2003 the Group adopted UITF Abstract 37 "Purchases and Sales of Own Shares". As a result, shares of the Company held by the Group's long term policyholders' funds were accounted for as a deduction from equity rather than as an asset and the investment return earned and dividends paid on these shares were no longer shown in the profit and loss account. The 30 June 2003 comparative figures have been restated to reflect the adoption of this Abstract. For the six months ended 30 June 2003, operating profit after tax increased by £14 million (R181 million) and dividends paid have been restated to exclude dividends in respect of own shares, resulting in an overall increase in retained profit of £18 million (R232 million). Basic earnings per share have been restated to reflect a reduction in the weighted average number of shares in issue of 316 million. At 30 June 2003, the reduction in equity shareholders' funds was £267 million (R3,303 million). Full details of the changes are set out in notes 3, 4 and 5(b)(iv).

The results for the six months ended 30 June 2004 and 2003 are unaudited, but have been reviewed by the auditors whose report is presented on page 13. The auditors have reported on the statutory accounts for the year ended 31 December 2003 and the accounts have been delivered to the Registrar of Companies. The auditors' report in respect of the year ended 31 December 2003 was unqualified and did not contain a statement under section 237 (2) or (3) of the UK Companies Act 1985.

These financial statements do not constitute statutory accounts as described in section 240 of the UK Companies Act 1985.

2 FOREIGN CURRENCIES

The information contained in these financial statements is expressed in both Sterling and South African Rand. This is in order to meet both the legal requirements of the UK Companies Act 1985 and to provide the users of the accounts in South Africa with illustrative information.

The principal exchange rates used to translate the operating results, assets and liabilities of key foreign business segments to Sterling are:

	Rand			US$		
	6 months to 30 June 2004	6 months to 30 June 2003	Year to 31 December 2003	**6 months to 30 June 2004**	6 months to 30 June 2003	Year to 31 December 2003
Profit and loss account (average rate)	**12.1544**	12.9459	12.3487	**1.8222**	1.6110	1.6354
Balance sheet (closing rate)	**11.3037**	12.3692	11.9367	**1.8144**	1.6528	1.7833

3 EARNINGS AND EARNINGS PER SHARE

Basic earnings per share is calculated based upon the profit after tax attributable to equity shareholders.

The directors' view is that adjusted operating earnings per share derived from adjusted operating profit or loss after tax and minority interests provides a better indication of the underlying performance of the Group. For life assurance and general insurance businesses, adjusted operating profit is based on a long term investment return and includes investment return on own shares held in policyholders' funds. For banking business, adjusted operating profit excludes the loss on disposal / write down of investment in Dimension Data Holdings plc, restructuring and integration costs and the transitional impact of the change in credit provisioning methodology. For all businesses, adjusted operating profit excludes goodwill amortisation and impairment and fines and penalties.

Adjusted operating earnings per shares is similarly based, but is stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds.

3 EARNINGS AND EARNINGS PER SHARE *continued*

A table reconciling operating profit on ordinary activities after tax and minority interests to adjusted operating profit after tax and minority interests is set out below.

				£m			Rm
	Notes	**6 months to 30 June 2004**	6 months to 30 June 2003 (Restated)	Year to 31 December 2003	**6 months to 30 June 2004**	6 months to 30 June 2003 (Restated)	Year to 31 December 2003
(Loss) / profit on ordinary activities after tax and minority interests		**(62)**	189	273	**(750)**	2,453	3,381
Goodwill amortisation and impairment net of minority interests		**47**	40	128	**571**	518	1,581
Loss on disposal / write-down of investment in Dimension Data Holdings plc net of minority interests		**-**	6	3	**-**	78	30
Restructuring and integration costs net of tax and minority interests	5(d)(ii)	**3**	5	13	**34**	69	160
Change in credit provisioning methodology net of tax and minority interests	5(d)(iii)	**-**	24	31	**-**	311	376
Fines and penalties net of tax	7	**41**	-	-	**499**	-	-
Short term fluctuations in investment returns net of tax and minority interests		**211**	(55)	(95)	**2,563**	(712)	(1,170)
Investment return adjustment for own shares held in policyholders' funds	5(b)(iv)	**22**	(14)	(12)	**266**	(181)	(148)
Non-operating items net of tax and minority interests	9	**(6)**	15	32	**(82)**	194	404
Adjusted operating profit after tax and minority interests		**256**	210	373	**3,101**	2,730	4,614

			p			c
Basic (loss) / earnings per share	**(1.8)**	5.6	8.0	**(21.9)**	72.1	99.1
Impact of exclusion of own shares held in policyholders' funds on weighted average number of shares	**0.1**	(0.5)	(0.7)	**1.9**	(6.1)	(8.4)
	(1.7)	5.1	7.3	**(20.0)**	66.0	90.7
Goodwill amortisation and impairment net of minority interests	**1.3**	1.1	3.4	**15.2**	13.9	42.4
Loss on disposal / write-down of investment in Dimension Data Holdings plc net of minority interests	**-**	0.2	0.1	**-**	2.1	0.8
Restructuring and integration costs net of tax and minority interests	**0.1**	0.1	0.3	**0.9**	1.9	4.3
Change in credit provisioning methodology net of tax and minority interests	**-**	0.6	0.8	**-**	8.4	10.1
Fines and penalties net of tax	**1.1**	-	-	**13.3**	-	-
Short term fluctuations in investment returns net of tax and minority interests	**5.6**	(1.5)	(2.5)	**68.4**	(19.2)	(31.3)
Investment return adjustment for own shares held in policyholders' funds	**0.6**	(0.4)	(0.3)	**7.1**	(4.9)	(4.0)
Non-operating items net of tax and minority interests	**(0.2)**	0.4	0.9	**(2.2)**	5.2	10.8
Adjusted operating earnings per share after tax and minority interests	**6.8**	5.6	10.0	**82.7**	73.4	123.8

3 EARNINGS AND EARNINGS PER SHARE *continued*

Basic loss per share is calculated by reference to the loss on ordinary activities after tax and minority interests of £62 million (R750 million) for the six months ended 30 June 2004 (June 2003 (restated): profit of £189 million (R2,453 million); December 2003: profit of £273 million (R3,381 million)) and a weighted average number of shares in issue of 3,429 million (June 2003 (restated): 3,401 million; December 2003: 3,411 million). The weighted average number of shares is calculated as follows:

			millions
	At 30 June 2004	At 30 June 2003 (Restated)	At 31 December 2003
Total weighted average number of shares in issue	**3,840**	3,814	3,824
Shares held in ESOP Trusts	**(95)**	(97)	(97)
Adjusted weighted average number of shares	**3,745**	3,717	3,727
Shares held in policyholders' funds	**(316)**	(316)	(316)
Weighted average number of shares	**3,429**	3,401	3,411

In accordance with UITF Abstract 37 "Purchases and Sales of Own Shares", shares in the Company held in policyholders' funds are not included in the weighted average number of shares used in basic earnings per share calculations. No adjustment is required for UITF Abstract 38 "Accounting for ESOP Trusts" as the shares in the Company held in ESOP Trusts have already been excluded from the calculation as, in the majority of cases, the ESOP Trusts have waived their rights to dividends on these shares.

The diluted earnings per share calculation reflects the impact of the potential issue of shares in respect of ESOP Trusts and the US Dollar Guaranteed Convertible Bond.

4 DIVIDEND

	£m			Rm		
	6 months to 30 June 2004	6 months to 30 June 2003 (Restated)	Year to 31 December 2003	**6 months to 30 June 2004**	6 months to 30 June 2003 (Restated)	Year to 31 December 2003
2004 interim dividend proposed: 1.75p (19.8c*)	**60**	-	-	**678**	-	-
2003 final dividend paid: 3.1p (36.5c)	**-**	-	106	**-**	-	1,265
2003 interim dividend paid: 1.7p (19.5c)	**-**	60	60	**-**	741	741
	60	60	166	**678**	741	2,006

Provision has been made for an interim dividend of 1.75p (19.8c*) per share calculated using the number of shares in issue at 30 June 2004 of 3,849 million less 95 million shares in Employee Share Ownership Plans and 316 million shares held in policyholders' funds of Group companies. The dividend will be paid on 30 November 2004 to all shareholders on the register at the close of business on 17 October 2004, being the record date for the dividend.

As a consequence of the exchange control arrangements in place in South Africa and other relevant African territories, dividends to shareholders on the branch registers in those countries (or in the case of Namibia, the Namibian section of the principal register) are settled through Dividend Access Trusts established for that purpose.

As described in note 1, in accordance with UITF Abstract 37 "Purchases and Sales of Own Shares", dividends paid have been restated to exclude dividends on shares in the Company held in policyholders' funds.

** Indicative only - the actual amount of the dividend per share in Rand will be determined by reference to the exchange rate prevailing on 7 October 2004 and announced by the Company on 8 October 2004.*

5 SEGMENTAL ANALYSIS

5(a) Summary of operating profit on ordinary activities before tax	Notes	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
6 months to 30 June 2004									
Life assurance	5(b)(iii)								
Total segmental result		234	40	4	278	2,848	486	50	3,384
Inter-segment result		(2)	3	1	2	(24)	36	12	24
Result from third parties		232	43	5	280	2,824	522	62	3,408
Asset management	5(c)								
Total segmental result		21	47	8	76	241	580	97	918
Inter-segment result		(7)	(3)	2	(8)	(85)	(36)	24	(97)
Result from third parties		14	44	10	68	156	544	121	821
Banking	5(d)(i)								
Total segmental result		27	-	22	49	328	-	263	591
Inter-segment result		6	-	-	6	73	-	-	73
Result from third parties		33	-	22	55	401	-	263	664
General insurance business	5(e)	47	-	-	47	569	-	-	569
Other shareholders' income / (expenses)	5(f)	1	-	(9)	(8)	12	-	(109)	(97)
Debt service costs		(2)	-	(18)	(20)	(24)	-	(219)	(243)
Adjusted operating profit		325	87	10	422	3,938	1,066	118	5,122
Goodwill amortisation and impairment	10	(39)	(26)	(1)	(66)	(474)	(316)	(12)	(802)
Restructuring and integration costs	5(d)(ii)	(8)	-	-	(8)	(94)	-	-	(94)
Fines and penalties	7	-	(49)	-	(49)	-	(596)	-	(596)
Short term fluctuations in investment return	6	(85)	(201)	(1)	(287)	(1,032)	(2,443)	(11)	(3,486)
Investment return adjustment for own shares held in policyholders' funds	5(b)(iv)	(22)	-	-	(22)	(266)	-	-	(266)
Operating (loss) / profit on ordinary activities before tax		171	(189)	8	(10)	2,072	(2,289)	95	(122)
Analysed as:									
Life assurance		143	(160)	4	(13)	1,744	(1,945)	51	(150)
Asset management		14	(29)	9	(6)	156	(344)	109	(79)
Banking		(13)	-	22	9	(155)	-	263	108
General insurance business		28	-	-	28	339	-	-	339
Other shareholders' income / (expenses)		1	-	(9)	(8)	12	-	(109)	(97)
Debt service costs		(2)	-	(18)	(20)	(24)	-	(219)	(243)
Operating (loss) / profit on ordinary activities before tax		171	(189)	8	(10)	2,072	(2,289)	95	(122)

5 SEGMENTAL ANALYSIS *continued*

5(a) Summary of operating profit on ordinary activities before tax *continued*	Notes	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
6 months to 30 June 2003 (restated)									
Life assurance	5(b)(iii)	206	39	8	253	2,667	505	104	3,276
Asset management	5(c)	18	37	1	56	233	479	14	726
Banking	5(d)(i)	74	-	27	101	959	-	349	1,308
General insurance business	5(e)	28	-	-	28	368	-	-	368
Other shareholders' income / (expenses)	5(f)	2	-	(15)	(13)	26	-	(194)	(168)
Debt service costs		-	-	(30)	(30)	-	-	(388)	(388)
Adjusted operating profit		328	76	(9)	395	4,253	984	(115)	5,122
Goodwill amortisation	10	(13)	(29)	(5)	(47)	(167)	(376)	(65)	(608)
Write-down of investment in Dimension Data Holdings plc		(11)	-	-	(11)	(136)	-	-	(136)
Restructuring and integration costs	5(d)(ii)	(10)	-	-	(10)	(134)	-	-	(134)
Change in credit provisioning methodology	5(d)(iii)	(74)	-	-	(74)	(963)			(963)
Short term fluctuations in investment return	6	(168)	303	(10)	125	(2,175)	3,922	(129)	1,618
Investment return adjustment for own shares held in policyholders' funds	5(b)(iv)	14	-	-	14	181	-	-	181
Operating profit / (loss) on ordinary activities before tax		66	350	(24)	392	859	4,530	(309)	5,080
Analysed as:									
Life assurance		72	340	8	420	932	4,401	104	5,437
Asset management		18	10	(4)	24	233	129	(51)	311
Banking		(33)	-	27	(6)	(428)	-	349	(79)
General insurance business		7	-	-	7	96	-	-	96
Other shareholders' income / (expenses)		2	-	(25)	(23)	26	-	(323)	(297)
Debt service costs		-	-	(30)	(30)	-	-	(388)	(388)
Operating profit / (loss) on ordinary activities before tax		66	350	(24)	392	859	4,530	(309)	5,080

5 SEGMENTAL ANALYSIS *continued*

5(a) Summary of operating profit on ordinary activities before tax *continued*	Notes	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
Year to 31 December 2003									
Life assurance	5(b)(iii)	431	86	24	541	5,322	1,062	297	6,681
Asset management	5(c)	53	81	(4)	130	656	1,000	(48)	1,608
Banking	5(d)(i)	(10)	-	4	(6)	(118)	-	48	(70)
General insurance business	5(e)	73	-	-	73	909	-	-	909
Other shareholders' income / (expenses)	5(f)	-	-	(40)	(40)	-	-	(494)	(494)
Debt service costs		(4)	-	(44)	(48)	(49)	-	(544)	(593)
Adjusted operating profit		543	167	(60)	650	6,720	2,062	(741)	8,041
Goodwill amortisation and impairment	10	(140)	(57)	(9)	(206)	(1,729)	(703)	(112)	(2,544)
Loss on disposal of investment in Dimension Data Holdings plc		(5)	-	-	(5)	(60)	-	-	(60)
Restructuring and integration costs	5(d)(ii)	(32)	-	-	(32)	(394)	-	-	(394)
Change in credit provisioning methodology	5(d)(iii)	(87)	-	-	(87)	(1,074)	-	-	(1,074)
Short term fluctuations in investment return	6	(37)	196	(16)	143	(457)	2,420	(196)	1,767
Investment return adjustment for own shares held in policyholders' funds	5(b)(iv)	12	-	-	12	148	-	-	148
Operating profit / (loss) on ordinary activities before tax		254	306	(85)	475	3,154	3,779	(1,049)	5,884
Analysed as:									
Life assurance		402	278	12	692	4,964	3,433	149	8,546
Asset management		53	28	(13)	68	656	346	(159)	843
Banking		(272)	-	4	(268)	(3,350)	-	48	(3,302)
General insurance business		75	-	-	75	933	-	-	933
Other shareholders' income / (expenses)		-	-	(44)	(44)	-	-	(543)	(543)
Debt service costs		(4)	-	(44)	(48)	(49)	-	(544)	(593)
Operating profit / (loss) on ordinary activities before tax		254	306	(85)	475	3,154	3,779	(1,049)	5,884

5 SEGMENTAL ANALYSIS *continued*

5(b) Life assurance	South Africa £m	United States £m	UK & Rest of World £m	Total £m	South Africa Rm	United States Rm	UK & Rest of World Rm	Total Rm
(i) Gross premiums written								
6 months to 30 June 2004								
Individual business								
Single	**295**	**1,131**	**58**	**1,484**	**3,580**	**13,747**	**711**	**18,038**
Recurring	**449**	**94**	**26**	**569**	**5,460**	**1,143**	**313**	**6,916**
	744	**1,225**	**84**	**2,053**	**9,040**	**14,890**	**1,024**	**24,954**
Group business								
Single	**210**	**-**	**7**	**217**	**2,547**	**-**	**92**	**2,639**
Recurring	**147**	**-**	**8**	**155**	**1,790**	**-**	**98**	**1,888**
	357	**-**	**15**	**372**	**4,337**	**-**	**190**	**4,527**
	1,101	**1,225**	**99**	**2,425**	**13,377**	**14,890**	**1,214**	**29,481**
6 months to 30 June 2003								
Individual business								
Single	282	873	41	1,196	3,644	11,302	531	15,477
Recurring	391	91	26	508	5,062	1,178	337	6,577
	673	964	67	1,704	8,706	12,480	868	22,054
Group business								
Single	325	-	8	333	4,204	-	104	4,308
Recurring	147	4	5	156	1,903	52	65	2,020
	472	4	13	489	6,107	52	169	6,328
	1,145	968	80	2,193	14,813	12,532	1,037	28,382
Year to 31 December 2003								
Individual business								
Single	563	1,815	87	2,465	6,952	22,413	1,074	30,439
Recurring	833	186	51	1,070	10,286	2,297	630	13,213
	1,396	2,001	138	3,535	17,238	24,710	1,704	43,652
Group business								
Single	715	-	20	735	8,829	-	247	9,076
Recurring	294	-	13	307	3,631	-	161	3,792
	1,009	-	33	1,042	12,460	-	408	12,868
	2,405	2,001	171	4,577	29,698	24,710	2,112	56,520

5 SEGMENTAL ANALYSIS *continued*

5(b) Life assurance *continued*	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
(ii) Gross new business premiums written								
6 months to 30 June 2004								
Individual business								
Single	**295**	**1,131**	**58**	**1,484**	**3,580**	**13,747**	**711**	**18,038**
Recurring	**70**	**25**	**4**	**99**	**848**	**304**	**46**	**1,198**
	365	**1,156**	**62**	**1,583**	**4,428**	**14,051**	**757**	**19,236**
Group business								
Single	**210**	**-**	**7**	**217**	**2,547**	**-**	**92**	**2,639**
Recurring	**8**	**-**	**1**	**9**	**93**	**-**	**17**	**110**
	218	**-**	**8**	**226**	**2,640**	**-**	**109**	**2,749**
Total gross new business premiums written	**583**	**1,156**	**70**	**1,809**	**7,068**	**14,051**	**866**	**21,985**
Annual premium equivalent	**129**	**138**	**12**	**279**	**1,554**	**1,679**	**143**	**3,376**

Annual premium equivalent is defined as one tenth of single premiums plus recurring premiums.

	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
6 months to 30 June 2003								
Individual business								
Single	282	873	41	1,196	3,644	11,302	531	15,477
Recurring	69	41	4	114	888	531	52	1,471
	351	914	45	1,310	4,532	11,833	583	16,948
Group business								
Single	325	-	8	333	4,204	-	104	4,308
Recurring	9	-	2	11	120	-	26	146
	334	-	10	344	4,324	-	130	4,454
Total gross new business premiums written	685	914	55	1,654	8,856	11,833	713	21,402
Annual premium equivalent	139	128	11	278	1,793	1,661	142	3,596
Year to 31 December 2003								
Individual business								
Single	563	1,815	87	2,465	6,952	22,413	1,074	30,439
Recurring	158	76	7	241	1,951	939	86	2,976
	721	1,891	94	2,706	8,903	23,352	1,160	33,415
Group business								
Single	715	-	20	735	8,829	-	247	9,076
Recurring	18	-	3	21	222	-	37	259
	733	-	23	756	9,051	-	284	9,335
Total gross new business premiums written	1,454	1,891	117	3,462	17,954	23,352	1,444	42,750
Annual premium equivalent	304	258	21	583	3,751	3,180	255	7,186

5 SEGMENTAL ANALYSIS *continued*

5(b) Life assurance *continued*	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
(iii) Life assurance adjusted operating profit								
6 months to 30 June 2004								
Individual business	**103**	**40**	**1**	**144**	**1,252**	**486**	**15**	**1,753**
Group business	**47**	**-**	**1**	**48**	**573**	**-**	**14**	**587**
Technical result	**150**	**40**	**2**	**192**	**1,825**	**486**	**29**	**2,340**
Long term investment return	**84**	**-**	**2**	**86**	**1,023**	**-**	**21**	**1,044**
Total segmental result	**234**	**40**	**4**	**278**	**2,848**	**486**	**50**	**3,384**
Inter-segment result	**(2)**	**3**	**1**	**2**	**(24)**	**36**	**12**	**24**
Adjusted operating profit	**232**	**43**	**5**	**280**	**2,824**	**522**	**62**	**3,408**

Total segmental result includes administration fees paid to / received from other Group life companies and investment management fees paid to the Group's asset management companies in respect of shareholders' funds.

	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
6 months to 30 June 2003								
Individual business	89	39	6	134	1,152	505	78	1,735
Group business	34	-	-	34	440	-	-	440
Technical result	123	39	6	168	1,592	505	78	2,175
Long term investment return	83	-	2	85	1,075	-	26	1,101
Adjusted operating profit	206	39	8	253	2,667	505	104	3,276
Year to 31 December 2003								
Individual business	183	86	17	286	2,260	1,062	210	3,532
Group business	70	-	2	72	864	-	25	889
Technical result	253	86	19	358	3,124	1,062	235	4,421
Long term investment return	178	-	5	183	2,198	-	62	2,260
Adjusted operating profit	431	86	24	541	5,322	1,062	297	6,681

	£m **6 months to 30 June 2004**	£m 6 months to 30 June 2003	£m Year to 31 December 2003	Rm **6 months to 30 June 2004**	Rm 6 months to 30 June 2003	Rm Year to 31 December 2003
(iv) Investment return adjustment for own shares held in policyholders' funds						
Dividend income	**9**	9	14	**109**	117	173
Unrealised gains / (losses) on investment in own shares	**13**	(23)	(26)	**157**	(298)	(321)
Net investment gains / (losses)	**22**	(14)	(12)	**266**	(181)	(148)

In accordance with UITF 37 "Sales and purchases of Own Shares", the net investment return on shares in the Company held by policyholders' funds and shown above are not included within statutory operating profit. However, as described in note 3 above, the investment return for own shares held in policyholders' funds is included within the Group's adjusted operating profit.

5 SEGMENTAL ANALYSIS *continued*

5(c)(i) Asset management	£m Revenue	£m Expenses	£m Adjusted operating profit	Rm Revenue	Rm Expenses	Rm Adjusted operating profit
6 months to 30 June 2004						
South Africa						
Fund management						
Old Mutual Asset Managers	20	(12)	8	243	(147)	96
Old Mutual Unit Trusts	10	(8)	2	122	(105)	17
Other	8	(7)	1	97	(82)	15
Other financial services	22	(14)	8	267	(178)	89
	60	(41)	19	729	(512)	217
Nedcor Unit Trusts and Portfolio Management	21	(19)	2	255	(231)	24
	81	(60)	21	984	(743)	241
US asset management	177	(130)	47	2,152	(1,572)	580
UK & Rest of World						
Fund management	24	(16)	8	292	(194)	98
Selestia investment platform	3	(6)	(3)	36	(73)	(37)
Other financial services	7	(12)	(5)	85	(146)	(61)
Nedcor Unit Trusts and Portfolio Management	27	(19)	8	328	(231)	97
	61	(53)	8	741	(644)	97
Total segmental result	319	(243)	76	3,877	(2,959)	918
Inter-segment result						
South Africa	(8)	1	(7)	(97)	12	(85)
US asset management	(3)	-	(3)	(36)	-	(36)
UK & Rest of World	-	2	2	-	24	24
	(11)	3	(8)	(133)	36	(97)
Adjusted operating profit						
South Africa	73	(59)	14	887	(731)	156
US asset management	174	(130)	44	2,116	(1,572)	544
UK & Rest of World	61	(51)	10	741	(620)	121
	308	(240)	68	3,744	(2,923)	821

Total segmental result includes £6m (R73 million) in relation to interest received on short-term funding provided to the Group's banking subsidiary. The remainder of the inter-segment elimination represents investment management fees paid to/ received from the Group's life assurance companies and other asset management companies.

5 SEGMENTAL ANALYSIS *continued*

5(c)(i) Asset management *continued*	£m Revenue	£m Expenses	£m Adjusted operating profit	Rm Revenue	Rm Expenses	Rm Adjusted operating profit
6 months to 30 June 2003						
South Africa						
Fund management						
Old Mutual Asset Managers	14	(8)	6	181	(104)	77
Old Mutual Unit Trusts	9	(6)	3	117	(78)	39
Other	7	(6)	1	91	(78)	13
Other financial services	24	(16)	8	311	(207)	104
	54	(36)	18	700	(467)	233
US asset management	159	(122)	37	2,058	(1,579)	479
UK & Rest of World						
Fund management	20	(15)	5	259	(194)	65
Private client - Gerrard	51	(48)	3	660	(621)	39
Selestia investment platform	3	(8)	(5)	39	(99)	(60)
Other financial services	4	(6)	(2)	52	(82)	(30)
	78	(77)	1	1,010	(996)	14
	291	(235)	56	3,768	(3,042)	726
Year to 31 December 2003						
South Africa						
Fund management						
Old Mutual Asset Managers	33	(20)	13	408	(247)	161
Old Mutual Unit Trusts	21	(13)	8	259	(161)	98
Other	16	(12)	4	198	(148)	50
Other financial services	42	(24)	18	519	(296)	223
	112	(69)	43	1,384	(852)	532
Nedcor Unit Trusts and Portfolio Management	36	(26)	10	445	(321)	124
	148	(95)	53	1,829	(1,173)	656
US asset management	347	(266)	81	4,285	(3,285)	1,000
UK & Rest of World						
Fund management	43	(35)	8	531	(432)	99
Private client – Gerrard	91	(83)	8	1,124	(1,025)	99
Selestia investment platform	3	(10)	(7)	37	(123)	(86)
Other financial services	10	(24)	(14)	123	(296)	(173)
Nedcor Unit Trusts and Portfolio Management	42	(41)	1	519	(506)	13
	189	(193)	(4)	2,334	(2,382)	(48)
	684	(554)	130	8,448	(6,840)	1,608

5 SEGMENTAL ANALYSIS *continued*

5(c)(ii) US asset management	£m **6 months to 30 June 2004**	£m 6 months to 30 June 2003	£m Year to 31 December 2003	Rm **6 months to 30 June 2004**	Rm 6 months to 30 June 2003	Rm Year to 31 December 2003
Revenue						
Investment management fees	**153**	145	304	**1,860**	1,880	3,754
Transaction, performance and other fees	**24**	14	43	**292**	178	531
	177	159	347	**2,152**	2,058	4,285
Expenses						
Remuneration	**56**	58	117	**681**	755	1,445
Other expenses	**74**	64	149	**891**	824	1,840
	130	122	266	**1,572**	1,579	3,285
	47	37	81	**580**	479	1,000

5 SEGMENTAL ANALYSIS *continued*

5(d) Banking	£m South Africa	£m UK & Rest of World	£m Total	Rm South Africa	Rm UK & Rest of World	Rm Total
(i) Banking adjusted operating profit						
6 months to 30 June 2004						
Interest receivable	**917**	**59**	**976**	**11,146**	**717**	**11,863**
Interest payable	**(647)**	**(37)**	**(684)**	**(7,864)**	**(450)**	**(8,314)**
Net interest income	**270**	**22**	**292**	**3,282**	**267**	**3,549**
Dividend income	**4**	**-**	**4**	**49**	**-**	**49**
Fees and commissions receivable	**202**	**12**	**214**	**2,455**	**146**	**2,601**
Fees and commissions payable	**(20)**	**(2)**	**(22)**	**(243)**	**(28)**	**(271)**
Net other operating income	**55**	**9**	**64**	**668**	**109**	**777**
Total operating income	**511**	**41**	**552**	**6,211**	**494**	**6,705**
Specific and general provisions charge	**(58)**	**(1)**	**(59)**	**(705)**	**(12)**	**(717)**
Net income	**453**	**40**	**493**	**5,506**	**482**	**5,988**
Operating expenses	**(431)**	**(19)**	**(450)**	**(5,239)**	**(231)**	**(5,470)**
	22	**21**	**43**	**267**	**251**	**518**
Share of associated undertakings' profit	**5**	**1**	**6**	**61**	**12**	**73**
Total segmental result	**27**	**22**	**49**	**328**	**263**	**591**
Inter-segment result	**6**	**-**	**6**	**73**	**-**	**73**
Adjusted operating profit	**33**	**22**	**55**	**401**	**263**	**664**

Total segmental result includes £6 million (R73 million) in relation to inter-company interest payable for short term funding now repaid.

	£m South Africa	£m UK & Rest of World	£m Total	Rm South Africa	Rm UK & Rest of World	Rm Total
6 months to 30 June 2003						
Interest receivable	1,062	71	1,133	13,750	919	14,669
Interest payable	(818)	(46)	(864)	(10,590)	(596)	(11,186)
Net interest income	244	25	269	3,160	323	3,483
Dividend income	6	-	6	78	-	78
Fees and commissions receivable	196	5	201	2,537	65	2,602
Fees and commissions payable	(5)	(1)	(6)	(65)	(13)	(78)
Net other operating income	88	10	98	1,139	124	1,263
Total operating income	529	39	568	6,849	499	7,348
Specific and general provisions charge	(69)	-	(69)	(893)	-	(893)
Net income	460	39	499	5,956	499	6,455
Operating expenses	(387)	(16)	(403)	(5,010)	(207)	(5,217)
	73	23	96	946	292	1,238
Share of associated undertakings' profit	1	4	5	13	57	70
Adjusted operating profit	74	27	101	959	349	1,308

5 SEGMENTAL ANALYSIS *continued*

5(d) Banking *continued*	£m South Africa	£m UK & Rest of World	£m Total	Rm South Africa	Rm UK & Rest of World	Rm Total
(i) Banking adjusted operating profit *continued*						
Year to 31 December 2003						
Interest receivable	2,156	114	2,270	26,619	1,411	28,030
Interest payable	(1,643)	(80)	(1,723)	(20,295)	(981)	(21,276)
Net interest income	513	34	547	6,324	430	6,754
Dividend income	12	-	12	150	2	152
Fees and commissions receivable	396	19	415	4,891	229	5,120
Fees and commissions payable	(36)	(2)	(38)	(445)	(28)	(473)
Net other operating income	157	14	171	1,946	172	2,118
Total operating income	1,042	65	1,107	12,866	805	13,671
Specific and general provisions charge	(232)	(2)	(234)	(2,868)	(18)	(2,886)
Net income	810	63	873	9,998	787	10,785
Operating expenses	(824)	(65)	(889)	(10,169)	(807)	(10,976)
	(14)	(2)	(16)	(171)	(20)	(191)
Share of associated undertakings' profit	4	6	10	53	68	121
Adjusted operating (loss) / profit	(10)	4	(6)	(118)	48	(70)

Operating expenses includes translation losses of £18 million (R213 million) (June 2003: £51 million (R658 million); December 2003: £110 million (R1,356 million)).

	£m **6 months to 30 June 2004**	£m 6 months to 30 June 2003	£m Year to 31 December 2003	Rm **6 months to 30 June 2004**	Rm 6 months to 30 June 2003	Rm Year to 31 December 2003
(ii) Restructuring and integration costs						
Costs before tax and minority interests	**8**	10	32	**94**	134	394
Tax	**(2)**	-	(6)	**(27)**	-	(74)
Costs after tax and before minority interests	**6**	10	26	**67**	134	320
Minority interests	**(3)**	(5)	(13)	**(33)**	(65)	(160)
Costs after tax and minority interests	**3**	5	13	**34**	69	160

Restructuring and integration costs incurred in connection with the acquisition of BoE by Nedcor Limited have been excluded from adjusted operating profit.

5 SEGMENTAL ANALYSIS *CONTINUED*

5(d) Banking *continued*	£m 6 months to 30 June 2004	£m 6 months to 30 June 2003	£m Year to 31 December 2003	Rm 6 months to 30 June 2004	Rm 6 months to 30 June 2003	Rm Year to 31 December 2003
(iii) Change in credit provisioning methodology						
Charge before tax and minority interests	-	74	87	-	963	1,074
Tax	-	(22)	(26)	-	(289)	(322)
Charge after tax and before minority interests	-	52	61	-	674	752
Minority interests	-	(28)	(30)	-	(363)	(376)
Charge after tax and minority interests	-	24	31	-	311	376

During 2003, the Group's banking subsidiary, Nedcor Limited, implemented a revised methodology for the calculation of credit provisions for loans and advances in accordance with changes to local reporting requirements (AC133: "Financial Instruments – Recognition and Measurement"). The revised methodology requiring the discounting of future cash flows on advances is acceptable under UK GAAP reporting and was therefore adopted in preparation of the Group's 2003 financial statements, resulting in a one-off increase in opening specific provisions due to the discounting effect. Further investigation of the transitional adjustment following publication of the 2003 interim results resulted in an increased charge of £9 million (R111 million) that was recognised in the second half of 2003.

This adjustment has been taken to the profit and loss account in the Group's financial statements but excluded from adjusted operating profit.

5 SEGMENTAL ANALYSIS *continued*

5(e) General insurance business	£m Earned premiums net of reinsurance	£m Claims incurred net of reinsurance	£m Adjusted operating profit	Rm Earned premiums net of reinsurance	Rm Claims incurred net of reinsurance	Rm Adjusted operating profit
6 months to 30 June 2004						
Commercial	**105**	**64**	**14**	**1,276**	**776**	**175**
Corporate	**9**	**5**	**1**	**109**	**63**	**14**
Personal lines	**116**	**82**	**5**	**1,410**	**999**	**54**
Risk financing	**28**	**17**	**2**	**340**	**205**	**23**
	258	**168**	**22**	**3,135**	**2,043**	**266**
Long term investment return			**25**			**303**
			47			**569**
6 months to 30 June 2003						
Commercial	85	58	5	1,101	750	63
Corporate	9	4	1	110	56	12
Personal lines	95	71	1	1,240	920	18
Risk financing	18	16	-	227	206	-
	207	149	7	2,678	1,932	93
Long term investment return			21			275
			28			368
Year to 31 December 2003						
Commercial	185	123	17	2,284	1,516	216
Corporate	17	13	(1)	210	156	(15)
Personal lines	206	150	6	2,543	1,853	75
Risk financing	52	36	4	637	442	53
	460	322	26	5,674	3,967	329
Long term investment return			47			580
			73			909

5(f) Other shareholders' income / (expenses)	£m **6 months to 30 June 2004**	£m 6 months to 30 June 2003	£m Year to 31 December 2003	Rm **6 months to 30 June 2004**	Rm 6 months to 30 June 2003	Rm Year to 31 December 2003
Interest receivable	**4**	1	6	**49**	13	74
Net other income / (expenses)	**7**	1	(5)	**85**	13	(62)
Net corporate expenses	**(19)**	(15)	(41)	**(231)**	(194)	(506)
Other shareholders' income / (expenses)	**(8)**	(13)	(40)	**(97)**	(168)	(494)

Net corporate expenses include £2 million (R24 million) (June 2003: £1 million (R12 million); December 2003: £5 million (R62 million)) in connection with the International Financial Reporting Standards conversion project.

5 SEGMENTAL ANALYSIS *continued*

5(g) Funds under management	South Africa £m	United States £m	UK & Rest of World £m	Total £m	South Africa Rm	United States Rm	UK & Rest of World Rm	Total Rm
At 30 June 2004								
Investments including assets held to cover linked liabilities	18,937	9,477	2,309	30,723	214,059	107,125	26,100	347,284
SA asset management								
Fund management								
Old Mutual Asset Managers	6,318	-	-	6,318	71,417	-	-	71,417
Old Mutual Unit Trusts	351	-	-	351	3,968	-	-	3,968
	6,669	-	-	6,669	75,385	-	-	75,385
Other financial services	803	-	-	803	9,077	-	-	9,077
Nedcor Unit Trusts	974	-	-	974	11,010	-	-	11,010
Nedcor Portfolio Management	2,970	-	-	2,970	33,572	-	-	33,572
	11,416	-	-	11,416	129,044	-	-	129,044
US asset management	-	75,559	5,761	81,320	-	854,096	65,121	919,217
UK & Rest of World asset management								
Fund management	-	-	2,063	2,063	-	-	23,320	23,320
Selestia investment platform	-	-	350	350	-	-	3,956	3,956
Other financial services	-	-	281	281	-	-	3,176	3,176
Nedcor Unit Trusts	-	-	539	539	-	-	6,093	6,093
Nedcor Portfolio Management	-	-	3,264	3,264	-	-	36,895	36,895
	-	-	6,497	6,497	-	-	73,440	73,440
Total funds under management	30,353	85,036	14,567	129,956	343,103	961,221	164,661	1,468,985

5 SEGMENTAL ANALYSIS *continued*

5(g) Funds under management *continued*	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
At 31 December 2003								
Investments including assets held to cover linked liabilities	19,437	8,317	1,539	29,293	232,012	99,278	18,371	349,661
SA asset management								
Fund management								
Old Mutual Asset Managers	5,378	-	-	5,378	64,196	-	-	64,196
Old Mutual Unit Trusts	293	-	-	293	3,497	-	-	3,497
	5,671	-	-	5,671	67,693	-	-	67,693
Other financial services	697	-	-	697	8,320	-	-	8,320
Nedcor Unit Trusts	865	-	-	865	10,325	-	-	10,325
Nedcor Portfolio Management	2,771	-	-	2,771	33,077	-	-	33,077
	10,004	-	-	10,004	119,415	-	-	119,415
US asset management	-	72,532	5,895	78,427	-	865,793	70,367	936,160
UK & Rest of World asset management								
Fund management	-	-	2,027	2,027	-	-	24,196	24,196
Selestia investment platform	-	-	213	213	-	-	2,543	2,543
Other financial services	-	-	345	345	-	-	4,118	4,118
Nedcor Unit Trusts	-	-	707	707	-	-	8,439	8,439
Nedcor Portfolio Management	-	-	4,210	4,210	-	-	50,254	50,254
	-	-	7,502	7,502	-	-	89,550	89,550
Total funds under management	29,441	80,849	14,936	125,226	351,427	965,071	178,288	1,494,786

5 SEGMENTAL ANALYSIS *continued*

5(g) Funds under management *continued*	£m South Africa	£m United States	£m UK & Rest of World	£m Total	Rm South Africa	Rm United States	Rm UK & Rest of World	Rm Total
At 30 June 2003 (restated)								
Investments including assets held to cover linked liabilities	16,011	7,823	2,297	26,131	198,043	96,764	28,412	323,219
SA asset management								
Fund management								
Old Mutual Asset Managers	4,613	-	-	4,613	57,063	-	-	57,063
Old Mutual Unit Trusts	177	-	-	177	2,186	-	-	2,186
	4,790	-	-	4,790	59,249	-	-	59,249
Other financial services	318	-	-	318	3,933	-	-	3,933
Nedcor Unit Trusts	335	-	-	335	4,144	-	-	4,144
Nedcor Portfolio Management	2,748	-	-	2,748	33,991	-	-	33,991
	8,191	-	-	8,191	101,317	-	-	101,317
US asset management	-	68,929	5,781	74,710	-	852,597	71,506	924,103
UK & Rest of World asset management								
Fund management	-	-	1,889	1,889	-	-	23,365	23,365
Other financial services	-	-	287	287	-	-	3,550	3,550
Nedcor Unit Trusts	-	-	729	729	-	-	9,017	9,017
Nedcor Portfolio Management	-	-	3,805	3,805	-	-	47,065	47,065
	-	-	6,710	6,710	-	-	82,997	82,997
UK Private Client – Gerrard	-	-	11,992	11,992	-	-	148,331	148,331
Total funds under management	24,202	76,752	26,780	127,734	299,360	949,361	331,246	1,579,967

6 INSURANCE LONG TERM INVESTMENT RETURN ON SHAREHOLDERS' FUNDS

As permitted by the ABI SORP, balances on the long term business and general business technical accounts are stated after allocating an investment return earned by the insurance businesses, based on a long term investment return, to/from the non-technical account.

For the South African and Namibian long term business, the return is applied to an average value of investible shareholders' assets. For general insurance business, the return is an average value of investible assets supporting shareholders' funds and insurance liabilities. For the US long term business, the return earned by assets, mainly bonds, has been smoothed with reference to the actual yield earned by the portfolio. Short term fluctuations in investment return represent the difference between actual return and long term investment return.

The principal long term rates of investment return for equities and other investible assets are as follows:

	6 months to 30 June 2004	6 months to 30 June 2003	Year to 31 December 2003
South Africa and Namibia long term and general insurance businesses – weighted average return	**13.0%**	13.4%	13.4%
Equities	**14.0%**	14.0%	14.0%
Cash and other investible assets – Rand denominated	**12.5%**	12.5%	12.5%
Cash and other investible assets – other currencies	**9.0%**	9.0%	9.0%
United States	**6.09%**	6.04%	6.04%

The long term rates of return are based on achieved real rates of return adjusted for current inflation expectations and consensus economic investment forecasts, and are reviewed annually for appropriateness. The directors are of the opinion that these rates of return are appropriate and have been selected with a view to ensuring that returns credited to operating earnings are not inconsistent with the actual returns expected to be earned over the long term.

Analysis of short term fluctuations in investment return	£m			Rm		
	6 months to 30 June 2004	6 months to 30 June 2003	Year to 31 December 2003	**6 months to 30 June 2004**	6 months to 30 June 2003	Year to 31 December 2003
Life assurance						
Actual investment return attributable to shareholders	**(183)**	240	326	**(2,224)**	3,107	4,026
Long term investment return credited to operating result	**86**	85	183	**1,044**	1,101	2,260
	(269)	155	143	**(3,268)**	2,006	1,766
General insurance						
Actual investment return attributable to shareholders	**7**	1	51	**85**	13	630
Long term investment return credited to operating result	**25**	21	47	**303**	272	580
	(18)	(20)	4	**(218)**	(259)	50
Other shareholders' income / (expenses)						
Actual investment return attributable to shareholders	**-**	(10)	(3)	**5**	(129)	(37)
Long term investment return credited to operating result	**-**	-	1	**5**	-	12
	-	(10)	(4)	**-**	(129)	(49)
(Deficit) / excess of actual return over longer term return	**(287)**	125	143	**(3,486)**	1,618	1,767

7 FINES AND PENALTIES

On 21 June 2004, one of the Group's US asset management affiliates, Pilgrim Baxter & Associates Ltd (PBA), reached agreements with the US Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYAG) which settle all charges brought by these authorities against PBA in relation to market timing in the US mutual fund business.

PBA agreed to pay $40 million in disgorgement of past fees, as well as $50 million in civil penalties. This has resulted in a charge of £49 million (R596 million) for the period ended 30 June 2004, which has been taken to the profit and loss account in the Group's financial statements, but excluded from adjusted operating profit. Tax deductions have been recognised on the disgorgement of past fees, resulting in a tax credit of £8 million (R97 million).

In addition PBA will reduce fees to investors by approximately $10 million over the next five years.

There are several related private lawsuits arising from the conduct alleged in the civil suits filed by the SEC and NYAG. These class action lawsuits are at a very early procedural stage and it is not possible to say, at this time, whether or not the amount of the ultimate liability to be borne by the Group will be material. As a result, no amount has been recognised for additional fines or other penalties that may arise, as significant uncertainty remains over the quantum of any settlement.

8 TAX ON PROFIT ON ORDINARY ACTIVITIES

	£m			Rm		
	6 months to 30 June 2004	6 months to 30 June 2003	Year to 31 December 2003	**6 months to 30 June 2004**	6 months to 30 June 2003	Year to 31 December 2003
United Kingdom tax						
UK corporation tax	**9**	11	34	**109**	142	420
Double tax relief	**(7)**	(5)	(24)	**(85)**	(65)	(296)
	2	6	10	**24**	77	124
Overseas tax						
South African tax	**72**	76	160	**875**	984	1,976
United States tax	**17**	11	11	**207**	142	136
Rest of World tax	**5**	2	4	**61**	26	49
Secondary taxation on companies (STC)	**7**	5	14	**85**	65	173
	101	94	189	**1,228**	1,217	2,334
Adjustment in respect of prior periods	**-**	4	(8)	**-**	52	(99)
Current tax for period	**103**	104	191	**1,252**	1,346	2,359
Deferred tax	**(81)**	87	50	**(985)**	1,126	617
Reported tax charge	**22**	191	241	**267**	2,472	2,976
The tax charge is analysed as follows:						
Adjusted operating profit	**106**	129	224	**1,290**	1,673	2,763
Restructuring and integration costs	**(2)**	-	(6)	**(27)**	-	(74)
Change in credit provisioning methodology	**-**	(22)	(26)	**-**	(289)	(322)
Short term fluctuations in investment return	**(74)**	82	49	**(899)**	1,062	609
Fines and penalties	**(8)**	-	-	**(97)**	-	-
Non-operating items	**-**	2	-	**-**	26	-
Reported tax charge	**22**	191	241	**267**	2,472	2,976

Reconciliation of tax charge	£m			Rm		
	6 months to 30 June 2004	6 months to 30 June 2003	Year to 31 December 2003	**6 months to 30 June 2004**	6 months to 30 June 2003	Year to 31 December 2003
Tax at UK rate of 30.0 per cent. (2003: 30.0 per cent.) on profit on ordinary activities before tax	**1**	110	133	**8**	1,419	1,644
Untaxed and low taxed income (including tax exempt investment return)	**(27)**	(34)	(113)	**(328)**	(440)	(1,395)
Disallowable expenditure	**49**	86	179	**596**	1,113	2,210
STC	**7**	5	14	**85**	65	173
Movement in deferred tax	**81**	(87)	(50)	**985**	(1,126)	(617)
Other	**(8)**	24	28	**(94)**	315	344
Current tax charge	**103**	104	191	**1,252**	1,346	2,359

9 ACQUISITIONS AND DISPOSALS / NON OPERATING ITEMS

9(a) Acquisitions

Mutual and Federal Insurance Company Limited

During the period the Group acquired an additional 37.0% of the equity share capital of its general insurance subsidiary, Mutual and Federal Insurance Company Limited, bringing its total holding to 87.6%. Cash consideration of £102 million (R1,343 million) was paid.

The table below shows the fair value of the assets and liabilities acquired.

	£m			Rm
	Book value on acquisitions	Fair value adjustments	Provisional fair value to Group	Provisional fair value to Group
Goodwill	10	(10)	-	-
Investments	304	-	304	4,214
Technical assets	73	-	73	1,006
Insurance debtors	28	-	28	394
All other assets	115	-	115	1,589
Minority interests	(3)	-	(3)	(38)
Technical provisions	(266)	-	(266)	(3,692)
Insurance creditors	(12)	-	(12)	(173)
Provisions	(11)	-	(11)	(155)
All other liabilities	(25)	-	(25)	(363)
Total net assets of Mutual and Federal Insurance Company Limited	213	(10)	203	2,782
Additional share acquired by the Group			75	1,029
Cash consideration paid			102	1,343
Goodwill arising on acquisition			27	314

Fair Value Adjustments

In accordance with Financial Reporting Standard 7 "Fair Values in Acquisition Accounting", the book value of goodwill has been deducted in determining the fair value of the net assets acquired as it is not a separately identifiable asset. There were no other fair value adjustments.

9 ACQUISITIONS AND DISPOSALS / NON OPERATING ITEMS *continued*

9(b) Disposals / Non-operating items

The following gains and losses on the disposal of business operations have been disclosed as non-operating:

	£m			Rm		
	6 months to 30 June 2004	6 months to 30 June 2003	Year to 31 December 2003	**6 months to 30 June 2004**	6 months to 30 June 2003	Year to 31 December 2003
United States – asset management affiliates	**1**	(13)	(15)	**12**	(168)	(194)
South Africa – banking subsidiary	**11**	-	-	**137**	-	-
United Kingdom – asset management subsidiaries	**-**	-	(17)	**-**	-	(210)
Profit / (loss) on disposal before tax	**12**	(13)	(32)	**149**	(168)	(404)
Tax – United States asset management affiliates	**-**	(2)	-	**-**	(26)	-
Profit / (loss) on disposal after tax	**12**	(15)	(32)	**149**	(194)	(404)
Minority interest - South Africa banking subsidiary	**(6)**	-	-	**(67)**	-	-
Profit / (loss) on disposal after tax and minority interests	**6**	(15)	(32)	**82**	(194)	(404)

United States – asset management affiliates

The gain for the period represents contingent consideration received on disposals made in prior periods.

South Africa – banking subsidiary

During the period Nedbank disposed of Chiswell Associates Ltd for cash consideration of £20 million (R241 million). The profit on disposal was £11 million (R137 million) after charging goodwill of £2 million (R20 million). No tax was payable and the minority interest attributable was £6 million (R67 million).

10 GOODWILL

	Notes	£m At 30 June 2004	£m At 31 December 2003	£m At 30 June 2003	Rm At 30 June 2004	Rm At 31 December 2003	Rm At 30 June 2003
At beginning of period		**1,264**	1,598	1,598	**15,088**	22,075	22,075
Additions arising on acquisitions in period	9(a)	**27**	-	-	**314**	-	-
Adjustment in respect of prior year acquisitions		**-**	81	-	**-**	1,000	-
Disposals	9(b)	**(2)**	(159)	(20)	**(20)**	(1,898)	(259)
Amortisation and impairment for the period		**(63)**	(194)	(44)	**(766)**	(2,396)	(570)
Foreign exchange and other movements		**3**	(62)	18	**(724)**	(3,693)	(2,048)
At end of period		**1,229**	1,264	1,552	**13,892**	15,088	19,198
Represented by:							
Cost less impairments		**1,518**	1,508	1,817	**17,159**	18,001	22,476
Accumulated amortisation		**(289)**	(244)	(265)	**(3,267)**	(2,913)	(3,278)
At end of period		**1,229**	1,264	1,552	**13,892**	15,088	19,198

Amortisation for the period

The goodwill amortisation charge for the period of £66m (R802 million) (June 2003: £47 million (R608 million); December 2003: £206 million (R2,544 million)) comprises £63 million (R766 million) (June 2003: £44 million (R570 million); December 2003: £194 million (R2,396 million)) disclosed above, and £3 million (R36 million) (June 2003: £3 million (R38 million); December 2003: £12 million (R148 million)) included within interests in associated undertakings. The charge for the period includes an impairment of £26 million (R310 million) in respect of Group adjustments associated with our banking subsidiaries.

11 MINORITY INTERESTS

11(a) Equity interests	£m At 30 June 2004	£m At 31 December 2003	£m At 30 June 2003	Rm At 30 June 2004	Rm At 31 December 2003	Rm At 30 June 2003
At beginning of period	**652**	783	783	**7,783**	10,816	10,816
Minority interests' share of profit / (loss)	**13**	(117)	(15)	**158**	(1,445)	(194)
Minority interests' share of dividends paid	**(5)**	(61)	(36)	**(61)**	(753)	(466)
Net acquisition /(disposal) of interests	**101**	(41)	(5)	**1,228**	(506)	(65)
Foreign exchange and other movements	**54**	88	68	**105**	(329)	(257)
At end of period	**815**	652	795	**9,213**	7,783	9,834

Reconciliation of minority interests share of profit / (loss)	£m 6 months to 30 June 2004	£m Year to 31 December 2003	£m 6 months to 30 June 2003	Rm 6 months to 30 June 2004	Rm Year to 31 December 2003	Rm 6 months to 30 June 2003
The minority interest charge / (credit) is analysed as follows:						
Adjusted operating profit	**31**	7	42	**379**	96	538
Amortisation and impairment of goodwill	**(19)**	(78)	(7)	**(231)**	(963)	(90)
Loss on disposal / write-down of investment in Dimension Data Holdings plc	**-**	(2)	(5)	**-**	(30)	(58)
Restructuring and integration costs	**(3)**	(13)	(5)	**(33)**	(160)	(65)
Change in credit provisioning methodology	**-**	(30)	(28)	**-**	(376)	(363)
Short term fluctuations	**(2)**	(1)	(12)	**(24)**	(12)	(156)
Non-operating items	**6**	-	-	**67**	-	-
Reported charge / (credit)	**13**	(117)	(15)	**158**	(1,445)	(194)

11(b) Non-equity interests	£m At 30 June 2004	£m At 31 December 2003	£m At 30 June 2003	Rm At 30 June 2004	Rm At 31 December 2003	Rm At 30 June 2003
R2,000 million non-cumulative preference shares (banking subsidiary)[1]	**177**	168	162	**2,000**	2,000	2,000
R825 million non-cumulative preference shares (banking subsidiary)[2]	**73**	69	-	**825**	825	-
US$750 million cumulative preferred securities[3]	**413**	421	454	**4,668**	5,020	5,624
Other (general insurance subsidiary)[4]	**5**	3	-	**57**	36	-
	668	661	616	**7,550**	7,881	7,624
Unamortised issue costs	**(11)**	(12)	(14)	**(124)**	(143)	(181)
Undistributed profits due to non-equity minority interests	**9**	9	4	**102**	116	49
At end of period	**666**	658	606	**7,528**	7,854	7,492

[1] 200 million R10 preference shares issued by Nedbank Limited (Nedbank), a banking subsidiary of the Group. These shares are non-redeemable and non-cumulative and pay a cash dividend equivalent to 75% of the prime overdraft interest rate of Nedbank. Preference shareholders are only entitled to vote during periods when a dividend or any part of it remains unpaid after the due date for payment and when resolutions are proposed that directly affect any rights attaching to the shares or the rights of the holders. Preference shareholders will be entitled to receive their dividends in priority to any payment of dividends made in respect of any other class of Nedbank's shares.

[2] 77.3 million R10 preference shares issued at R10.68 per share by Nedbank during November 2003 on the same terms as the securities described in 1 above.

[3] US$750 million Guaranteed Cumulative Perpetual Preference Securities issued on 19 May 2003 by Old Mutual Capital Funding L.P., a subsidiary of the Group. Subject to certain limitations, holders of these securities are entitled to receive preferential cash distributions at a fixed rate of 8.0% per annum payable in arrear on a quarterly basis. The Group may defer payment of distributions in its sole discretion, but such an act may restrict Old Mutual plc from paying dividends on its ordinary shares for a period of 12 months. Arrears of distributions are payable cumulatively only on redemption of the securities or at the Group's option. The securities are perpetual, but may be redeemed at the discretion of the Group from 22 December 2008. The costs of issue are being amortised over the period to 22 December 2008.

[4] The Group has a general insurance subsidiary that offers clients a share of underwriting surpluses which accrue in respect of certain policies and which is payable in the form of a preference dividend.

12 AMOUNTS OWED TO CREDIT INSTITUTIONS

	£m			Rm		
	At 30 June 2004	At 31 December 2003	At 30 June 2003	At 30 June 2004	At 31 December 2003	At 30 June 2003
Bank and other loans						
Repayable within one year:						
Floating rate notes[1]	**17**	11	-	**192**	131	-
Commercial paper	**-**	17	155	**-**	203	1,917
	17	28	155	**192**	334	1,917
Repayable between one and two years:						
Floating rate notes[1]	**-**	-	12	**-**	-	148
Repayable between two and five years:						
Floating rate notes[1]	**-**	6	6	**-**	72	74
Term loan[3]	**25**	25	27	**283**	298	334
Fixed rate notes[4]	**193**	196	212	**2,182**	2,340	2,622
Other[6]	**52**	48	46	**588**	573	569
	270	275	291	**3,053**	3,283	3,599
Repayable after five years:						
Floating rate notes[2]	**29**	31	33	**328**	370	408
Fixed rate notes[5]	**37**	37	6	**418**	442	75
Other	**6**	6	-	**72**	72	-
	72	74	39	**818**	884	483
	359	377	497	**4,063**	4,501	6,147

Floating rate notes:

[1] US$20 million repayable on 17 September 2004 and US$10.5 million repayable on 18 January 2005.

[2] £29 million note repayable on 31 December 2010, with the holders having the option to elect for early redemption every six months.

Term loan:

[3] US$45 million term loan repayable on 30 June 2006.

Fixed rate notes:

[4] €400 million Euro notes due 2007. The capital and interest on these were immediately swapped into US Dollars on issue.

[5] Consists of a €30 million bond and a €10 million bond both due in 2010 and a €20 million bond due in 2013. These were all issued during 2003 and the capital and interest were immediately swapped into US Dollars at a fixed rate.

Other:

[6] Other amounts owed to credit institutions consist principally of preference shares issued by a subsidiary of the Group.

During the period, the Company entered into a new £1,100 million 5 year multi-currency Revolving Credit Facility, which matures during May 2009, and cancelled its existing £900 million, US$600 million and US$60 million facilities. The new facility was undrawn at 30 June 2004.

13 CONVERTIBLE LOAN STOCK

13(a) Insurance and other assets

At 30 June 2004, the Group had in issue US$636 million 3.625 per cent. Convertible Bonds maturing on 2 May 2005, which are guaranteed by Old Mutual plc. On maturity the holder has the right to elect to convert the loan stock into the ordinary shares of Old Mutual plc at a conversion price of 190p per share and an exchange rate of one US dollar to 69.52p Sterling.

13(b) Banking

			£m			Rm
	At 30 June 2004	At 31 December 2003	At 30 June 2003	At 30 June 2004	At 31 December 2003	At 30 June 2003
Compulsory convertible loan maturing 6 November 2005 (13.75 per cent.)	**3**	3	4	**29**	37	49
Compulsory convertible loan maturing 31 December 2005 (18.12 per cent.)	**6**	7	10	**68**	82	124
	9	10	14	**97**	119	173

These debt instruments are convertible into BoE Bank Ltd ordinary shares. The Group has the option to purchase these shares.

1 CONSOLIDATED PROFIT AND LOSS ACCOUNT ON AN ACHIEVED PROFITS BASIS

			£m			Rm
	6 months to 30 June 2004	6 months to 30 June 2003 (Restated)***	Year to 31 December 2003	**6 months to 30 June 2004**	6 months to 30 June 2003 (Restated)***	Year to 31 December 2003
South Africa						
Life assurance	**252**	230	468	**3,062**	2,977	5,786
Asset management	**14**	18	53	**156**	233	656
Banking	**33**	74	(10)	**401**	959	(118)
General insurance	**47**	28	73	**569**	368	909
	346	350	584	**4,188**	4,537	7,233
United States						
Life assurance	**69**	57	128	**839**	742	1,581
Asset management	**44**	37	81	**544**	479	1,000
	113	94	209	**1,383**	1,221	2,581
United Kingdom & Rest of World						
Life assurance	**5**	-	2	**60**	4	25
Asset management	**10**	1	(4)	**121**	14	(48)
Banking	**22**	27	4	**263**	349	48
	37	28	2	**444**	367	25
	496	472	795	**6,015**	6,125	9,839
Other shareholders' income / (expenses)	**(8)**	(13)	(40)	**(97)**	(168)	(494)
Debt service costs	**(20)**	(30)	(48)	**(243)**	(388)	(593)
Adjusted operating profit*	**468**	429	707	**5,675**	5,569	8,752
Goodwill amortisation and impairment	**(66)**	(47)	(206)	**(802)**	(608)	(2,544)
Loss on disposal / write-down of investment in Dimension Data Holdings plc	**-**	(11)	(5)	**-**	(136)	(60)
Restructuring and integration costs	**(8)**	(10)	(32)	**(94)**	(134)	(394)
Change in credit provisioning methodology	**-**	(74)	(87)	**-**	(963)	(1,074)
Fines and penalties	**(49)**	-	-	**(596)**	-	-
Short term fluctuations in investment return (including economic assumption changes)						
Life assurance	**(181)**	(104)	71	**(2,200)**	(1,345)	872
Other	**(18)**	(30)	-	**(219)**	(388)	-
Investment return adjustment for own shares held in policyholders' funds	**(22)**	14	12	**(266)**	181	148
Other life assurance changes **	**-**	(39)	(86)	**-**	(506)	(1,065)
Operating profit on ordinary activities before tax	**124**	128	374	**1,498**	1,670	4,635
Non-operating items	**12**	(13)	(32)	**149**	(168)	(404)
Profit on ordinary activities before tax	**136**	115	342	**1,647**	1,502	4,231
Tax on profit on ordinary activities	**(63)**	(127)	(211)	**(766)**	(1,650)	(2,605)
Profit / (loss) on ordinary activities after tax	**73**	(12)	131	**881**	(148)	1,626
Minority interests – equity	**(13)**	14	115	**(159)**	183	1,420
Minority interests – non-equity	**(29)**	(14)	(46)	**(352)**	(181)	(568)
Profit / (loss) for the financial period	**31**	(12)	200	**370**	(146)	2,478
Dividends paid and proposed	**(60)**	(60)	(166)	**(678)**	(741)	(2,006)
Retained (loss) / profit for the financial period	**(29)**	(72)	34	**(308)**	(887)	472

1 CONSOLIDATED PROFIT AND LOSS ACCOUNT ON AN ACHIEVED PROFITS BASIS *continued*

			£m			Rm
	6 months to 30 June 2004	6 months to 30 June 2003 (Restated)***	Year to 31 December 2003	**6 months to 30 June 2004**	6 months to 30 June 2003 (Restated)***	Year to 31 December 2003
The adjusted operating profit on an after-tax and minority interests basis is determined as follows:						
Adjusted operating profit	**468**	429	707	5,675	5,569	8,752
Tax on adjusted operating profit	**(131)**	(148)	(250)	(1,595)	(1,916)	(3,087)
	337	281	457	4,080	3,653	5,665
Minority interests – equity	**(31)**	(43)	(9)	(380)	(557)	(111)
– non-equity	**(29)**	(14)	(46)	(352)	(181)	(568)
Adjusted operating profit after tax and minority interests	**277**	224	402	3,348	2,915	4,986

Earnings per share – achieved profits basis			p			c
Adjusted operating earnings per share*	**7.4**	6.0	10.8	**89.4**	78.4	133.8
Basic earnings / (loss) per share	**0.9**	(0.4)	5.9	**10.8**	(4.3)	72.6
Adjusted weighted average number of shares – millions	**3,745**	3,717	3,727	**3,745**	3,717	3,727
Weighted average number of shares – millions	**3,429**	3,401	3,411	**3,429**	3,401	3,411

* Adjusted operating profit represents the directors' view of the underlying performance of the Group. For life assurance and general insurance businesses, adjusted operating profit is based on a long term investment return and includes investment returns on own shares held within the policyholders' funds. For banking business, adjusted operating profit excludes the loss on disposal / write-down of investment in Dimension Data Holdings plc, restructuring and integration costs and the transitional impact of the change of credit provisioning methodology. For all businesses, adjusted operating profit excludes goodwill amortisation and impairment and fines and penalties. Adjusted operating earnings per share are similarly based, but are stated after tax and minority interests, with the calculation of the weighted average number of shares including own shares held in policyholders' funds. The segmental analysis within the achieved profits consolidated profit and loss account has been prepared after eliminating inter-segment results.

** Refer to segmental analysis of results in section 7.

*** Comparative figures for the six months ended 30 June 2003 have been restated to reflect the adoption of Urgent Issues Taskforce Abstract 37 "Purchases and Sales of Own Shares" and 38 "Accounting for ESOP Trusts" (UITF38). Comparative figures for the year ended 31 December 2003 have been restated to reflect the adoption of UITF38.

Achieved Profits Basis Supplementary Information *continued*
for the six months ended 30 June 2004

2 CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES ON AN ACHIEVED PROFITS BASIS

			£m			Rm
	6 months to 30 June 2004	6 months to 30 June 2003 (Restated)	Year to 31 December 2003 (Restated)	**6 months to 30 June 2004**	6 months to 30 June 2003 (Restated)	Year to 31 December 2003 (Restated)
Profit / (loss) for the financial period	**31**	(12)	200	**370**	(146)	2,478
Foreign exchange movements	**146**	227	307	**(556)**	(1,634)	(2,186)
Total recognised gains and losses for the period	**177**	215	507	**(186)**	(1,780)	292
Prior period adjustment	**109**			**1,301**		
Total recognised gains and losses since last annual report	**286**			**1,115**		

3 RECONCILIATION OF MOVEMENTS IN THE CONSOLIDATED ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS

			£m			Rm
	6 months to 30 June 2004	6 months to 30 June 2003 (Restated)	Year to 31 December 2003 (Restated)	**6 months to 30 June 2004**	6 months to 30 June 2003 (Restated)	Year to 31 December 2003 (Restated)
Total recognised gains and losses for the period	**177**	215	507	**(186)**	(1,780)	292
Dividends paid and proposed	**(60)**	(60)	(166)	**(678)**	(741)	(2,006)
	117	155	341	**(864)**	(2,521)	(1,714)
Issue of new capital	**-**	37	37	**-**	479	457
Net sale of shares held in ESOP Trusts	**3**	2	6	**31**	21	76
Shares issued under employee incentive schemes	**8**	-	4	**97**	-	49
Net increase / (decrease) in achieved profits equity shareholders' funds	**128**	194	388	**(736)**	(2,021)	(1,132)
Achieved profits equity shareholders' funds at the beginning of the period (originally £3,561 million (R42,503 million) before prior year adjustment of £109 million (R1,301 million))	**3,452**	3,064	3,064	**41,202**	42,334	42,334
Achieved profits equity shareholders' funds at the end of the period	**3,580**	3,258	3,452	**40,466**	40,313	41,202

4 CONSOLIDATED BALANCE SHEET ON AN ACHIEVED PROFITS BASIS

	£m			Rm		
	At 30 June 2004	At 31 December 2003 (Restated)	At 30 June 2003 (Restated)	**At 30 June 2004**	At 31 December 2003 (Restated)	At 30 June 2003 (Restated)
Assets:						
Goodwill	**1,229**	1,264	1,552	**13,892**	15,088	19,198
Insurance and other assets	**33,839**	32,409	29,768	**382,507**	386,855	368,209
Banking assets	**24,307**	24,042	22,298	**274,759**	286,985	275,808
Total long term in-force business asset	**841**	700	528	**9,509**	8,353	6,539
Total assets	**60,216**	58,415	54,146	**680,667**	697,281	669,754
Liabilities:						
Achieved profits equity shareholders' funds	**3,580**	3,452	3,258	**40,466**	41,202	40,313
Minority interests	**1,483**	1,312	1,402	**16,767**	15,662	17,337
Subordinated liabilities	**-**	15	17	**-**	179	210
Insurance and other liabilities	**32,345**	30,724	28,301	**365,624**	366,735	350,063
Banking liabilities	**22,808**	22,912	21,168	**257,810**	273,503	261,831
Total liabilities	**60,216**	58,415	54,146	**680,667**	697,281	669,754
Reconciliation of total long term in-force business asset						
Value of in-force business	**1,288**	1,276	1,234	**14,559**	15,227	15,270
OMUSL statutory solvency adjustment	**(433)**	(566)	(681)	**(4,895)**	(6,756)	(8,420)
OMI life subsidiaries statutory solvency adjustment	**(18)**	(17)	(19)	**(203)**	(203)	(234)
Adjustment for discounting CGT	**4**	7	(6)	**48**	85	(77)
Total long term in-force business asset	**841**	700	528	**9,509**	8,353	6,539

5 BASIS OF PREPARATION

The results for the six months to 30 June 2004 and the position at that date have been prepared on the same basis as those used in the Group 2003 Annual Report, except as set out below. These supplementary financial statements have been prepared in accordance with the methodology for supplementary reporting for long term insurance business (the achieved profits method) issued in December 2001 by the Association of British Insurers.

Changes in accounting policies

Comparative figures have been restated to reflect the adoption of UITF Abstract 38 "Accounting for ESOP Trusts". This Abstract requires that the Group's holdings in own shares held by Employee Share Ownership Trusts (ESOP Trusts) be accounted for as a deduction from shareholders' funds (profit and loss account) rather than recorded as an asset. In addition, purchases and sales of such own shares should be shown as changes in shareholders' funds such that no profit or loss is recognised. In the majority of cases, the ESOP Trusts have waived their rights to dividends such that there is no impact on operating profit after tax. The reductions in achieved profits equity shareholders' funds at 30 June 2004, 31 December 2003 and 30 June 2003 were £113 million (R1,270 million), £109 million (R1,301 million) and £110 million (R1,356 million) respectively, representing the original cost of these shares.

In the second half of 2003 the Group adopted UITF Abstract 37 "Purchases and Sales of Own Shares". As a result, shares of the Company held by the Group's long term policyholders' funds were accounted for as a deduction from equity rather than as an asset and the investment return earned and dividends paid on these shares were no longer shown in the profit and loss account. The 30 June 2003 comparative figures have been restated to reflect the adoption of this Abstract. For the six months ended 30 June 2003, operating profit after tax increased by £14 million (R181 million) and dividends paid have been restated to exclude dividends in respect of own shares, resulting in an overall increase in retained profit of £18 million (R232 million). Basic earnings per share have been restated to reflect a reduction in the weighted average number of shares in issue of 316 million. At 30 June 2003, the reduction in achieved profits equity shareholders' funds was £267 million (R3,303 million).

In determining the adjusted embedded value, a pro forma adjustment has been made to include the market value of own shares held in policyholders' funds.

6 COMPONENTS OF ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS

	£m			Rm		
	At 30 June 2004	At 31 December 2003 (Restated)	At 30 June 2003 (Restated)	**At 30 June 2004**	At 31 December 2003 (Restated)	At 30 June 2003 (Restated)
Shareholders' adjusted net worth	**2,294**	2,178	2,025	**25,933**	26,000	25,054
Equity shareholders' funds	**2,741**	2,754	2,731	**30,983**	32,874	33,785
Adjustment to include OMUSL on a statutory solvency basis	**(433)**	(566)	(681)	**(4,895)**	(6,756)	(8,420)
Adjustment to include OMI life subsidiaries on a statutory solvency basis	**(18)**	(17)	(19)	**(203)**	(203)	(234)
Adjustment for discounting CGT	**4**	7	(6)	**48**	85	(77)
Value of in-force business	**1,288**	1,276	1,234	**14,559**	15,227	15,270
Value of in-force business before cost of solvency capital	**1,466**	1,450	1,377	**16,567**	17,304	17,041
Cost of solvency capital	**(178)**	(174)	(143)	**(2,008)**	(2,077)	(1,771)
Minority interest in value of in-force	**(2)**	(2)	(1)	**(26)**	(25)	(11)
Achieved profits equity shareholders' funds	**3,580**	3,452	3,258	**40,466**	41,202	40,313
Pro-forma adjustment to bring Group investments to market value						
Achieved profits equity shareholders' funds	**3,580**	3,452	3,258	**40,466**	41,202	40,313
Adjustment to bring listed subsidiaries to market value	**488**	288	424	**5,517**	3,444	5,240
Adjustment for market value of own shares held in policyholders' funds	**312**	275	267	**3,527**	3,283	3,303
Adjusted embedded value	**4,380**	4,015	3,949	**49,510**	47,929	48,856
			p			c
Adjusted embedded value per share	**113.8**	104.6	103.1	**1,286**	1,249	1,275
Number of shares in issue at the end of the period including own shares held in policyholders' funds – millions	**3,849**	3,837	3,832	**3,849**	3,837	3,832

The shareholders' adjusted net worth includes goodwill relating to OMUSL of £60 million (R678 million) (December 2003: £63 million (R752 million); June 2003: £70 million (R866 million)).

The table below sets out a geographical analysis of the value of in-force business.

	£m			Rm		
	At 30 June 2004	At 31 December 2003	At 30 June 2003	**At 30 June 2004**	At 31 December 2003	At 30 June 2003
South Africa	**813**	824	776	**9,190**	9,832	9,594
Individual business	**513**	507	476	**5,799**	6,053	5,881
Group business	**300**	317	300	**3,391**	3,779	3,713
United States	**415**	393	394	**4,691**	4,691	4,879
United Kingdom & Rest of World	**60**	59	64	**678**	704	797
Value of in-force business	**1,288**	1,276	1,234	**14,559**	15,227	15,270

6 COMPONENTS OF ACHIEVED PROFITS EQUITY SHAREHOLDERS' FUNDS *continued*

The encumbered and unencumbered capital for South Africa and United States is shown in the table below.

	£m			Rm		
	At 30 June 2004	At 31 December 2003	At 30 June 2003	**At 30 June 2004**	At 31 December 2003	At 30 June 2003
South Africa						
	1,429	1,551	1,294	**16,152**	18,513	16,006
Encumbered capital	**1,086**	1,021	1,077	**12,271**	12,186	13,325
Unencumbered capital	**343**	530	217	**3,881**	6,327	2,681
United States						
	406	391	361	**4,591**	4,666	4,461
Encumbered capital	**162**	153	163	**1,836**	1,822	2,021
Unencumbered capital	**244**	238	198	**2,755**	2,844	2,440

For South Africa the average unencumbered capital applicable was £290 million (R3,522 million) (December 2003: £196 million (R2,419 million); June 2003: £159 million (R2,061 million)). These average figures were used to determine the expected return on unencumbered capital.

7 SEGMENTAL ANALYSIS OF RESULTS

	£m				Rm			
	South Africa	United States	UK & Rest of World	Total	South Africa	United States	UK & Rest of World	Total
6 months to 30 June 2004								
New business contribution	**35**	**43**	**1**	**79**	**425**	**523**	**12**	**960**
Profits from existing business								
Expected return on in-force business	**91**	**26**	**3**	**120**	**1,106**	**316**	**36**	**1,458**
Expected return on encumbered capital	**55**	**4**	**2**	**61**	**668**	**49**	**24**	**741**
Experience variances	**48**	**(1)**	**-**	**47**	**583**	**(12)**	**-**	**571**
Operating assumption changes	**4**	**(10)**	**(1)**	**(7)**	**49**	**(122)**	**(12)**	**(85)**
Expected return on unencumbered capital	**19**	**7**	**-**	**26**	**231**	**85**	**-**	**316**
Life assurance adjusted operating profits before tax	**252**	**69**	**5**	**326**	**3,062**	**839**	**60**	**3,961**
Investment return variances								
On value of in-force	**(49)**	**9**	**-**	**(40)**	**(596)**	**109**	**-**	**(487)**
On capital	**(57)**	**(13)**	**(2)**	**(72)**	**(693)**	**(158)**	**(24)**	**(875)**
Effect of economic assumption changes	**(61)**	**(6)**	**(2)**	**(69)**	**(741)**	**(73)**	**(24)**	**(838)**
Life assurance achieved profits before tax	**85**	**59**	**1**	**145**	**1,032**	**717**	**12**	**1,761**
Attributed tax	**(27)**	**(18)**	**-**	**(45)**	**(328)**	**(219)**	**-**	**(547)**
Life assurance achieved profits after tax	**58**	**41**	**1**	**100**	**704**	**498**	**12**	**1,214**

	£m				Rm			
	South Africa	United States	UK & Rest of World	Total	South Africa	United States	UK & Rest of World	Total
6 months to 30 June 2003								
New business contribution	35	28	1	64	459	357	16	832
Profits from existing business								
Expected return on in-force business	86	19	3	108	1,115	246	40	1,401
Expected return on encumbered capital	70	5	2	77	909	70	26	1,005
Experience variances	35	(2)	(3)	30	451	(21)	(40)	390
Operating assumption changes	(7)	-	(3)	(10)	(95)	-	(38)	(133)
Expected return on unencumbered capital	11	7	-	18	138	90	-	228
Life assurance adjusted operating profits before tax	230	57	-	287	2,977	742	4	3,723
Investment return variances								
On value of in-force	(18)	(4)	2	(20)	(232)	(52)	31	(253)
On capital	(147)	(13)	1	(159)	(1,902)	(171)	16	(2,057)
Effect of economic assumption changes	56	17	2	75	720	217	28	965
Effect of changes in and cost of solvency capital	(44)	-	-	(44)	(565)	-	-	(565)
Effect of BoE Life	5	-	-	5	59	-	-	59
Life assurance achieved profits before tax	82	57	5	144	1,057	736	79	1,872
Attributed tax	(67)	(17)	(3)	(87)	(867)	(221)	(39)	(1,127)
Life assurance achieved profits after tax	15	40	2	57	190	515	40	745

7 SEGMENTAL ANALYSIS OF RESULTS *continued*

	£m				Rm			
	South Africa	United States	UK & Rest of World	Total	South Africa	United States	UK & Rest of World	Total
Year to 31 December 2003								
New business contribution	108	57	2	167	1,334	704	25	2,063
Profits from existing business								
Expected return on in-force business	188	39	6	233	2,322	482	74	2,878
Expected return on encumbered capital	147	11	5	163	1,818	136	62	2,016
Experience variances	22	(8)	(5)	9	272	(99)	(62)	111
Operating assumption changes	(23)	15	(6)	(14)	(284)	185	(74)	(173)
Expected return on unencumbered capital	26	14	-	40	324	173	-	497
Life assurance adjusted operating profits before tax	468	128	2	598	5,786	1,581	25	7,392
Investment return variances								
On value of in-force	27	20	3	50	333	247	37	617
On capital	(36)	(1)	(12)	(49)	(450)	(12)	(148)	(610)
Effect of economic assumption changes	79	(11)	2	70	976	(136)	25	865
Effect of changes in and cost of solvency capital	(59)	-	-	(59)	(729)	-	-	(729)
Effect of FSV economic assumption changes	(32)	-	-	(32)	(395)	-	-	(395)
Effect of BoE Life	5	-	-	5	59	-	-	59
Life assurance achieved profits before tax	452	136	(5)	583	5,580	1,680	(61)	7,199
Attributed tax	(127)	(34)	-	(161)	(1,568)	(420)	-	(1,988)
Life assurance achieved profits after tax	325	102	(5)	422	4,012	1,260	(61)	5,211

Expected return on the unencumbered capital for South Africa and the United States is 13.0% p.a. (December 2003: 13.4%; June 2003: 13.4%) and 6.0% p.a. (December 2003: 7.0%; June 2003: 7.0%) respectively. For South Africa the expected return is applied to the average unencumbered capital given in section 6.

The segmental results of the United States include the operating profit generated by Old Mutual Reassurance in Ireland, which provides reinsurance to the United States life companies, and OMNIA Life (Bermuda) Ltd.

The effect of changes in and cost of solvency capital for South Africa reflects changes in the amount of solvency capital required and in the mix of assets backing the solvency capital.

The effect of FSV economic assumption changes reflects the impact of reducing the economic assumptions for the South African actuarial liability valuation by 3% p.a.

The effect of BoE Life reflects the recognition of the initial value of the in-force business on acquisition.

7 SEGMENTAL ANALYSIS OF RESULTS *continued*

The difference between the total tax charge shown in the above segmental analysis and the total tax charge shown in the profit and loss account in section 1, represents the tax charge on the non-life businesses.

	£m			Rm		
	6 months to 30 June 2004	6 months to 30 June 2003	Year to 31 December 2003	**6 months to 30 June 2004**	6 months to 30 June 2003	Year to 31 December 2003
Tax on life assurance achieved profit						
South Africa – value of in-force	**24**	56	119	**292**	723	1,469
– capital	**3**	11	8	**36**	144	99
United States	**18**	17	34	**219**	221	420
UK & Rest of World	**-**	3	-	**-**	39	-
	45	87	161	**547**	1,127	1,988
Tax on other business	**18**	40	50	**219**	523	617
Tax on profit on ordinary activities	**63**	127	211	**766**	1,650	2,605

8 VALUE OF NEW BUSINESS

The tables below set out a geographical analysis of the value of new business (VNB) for the six months to 30 June 2004, six months to 30 June 2003 and the year to 31 December 2003. Annual Premium Equivalent (APE) is calculated as recurring premiums plus 10% of single premiums. New business profitability, as measured by the ratio of the VNB to the APE, is also shown under "Margin" below.

The value of new business is shown both on a gross and after tax basis. The assumptions and tax rates used to calculate the value of new business are set out in section 9.

	Individual business	Group business	South Africa	United States	UK & Rest of World	Total
6 months to 30 June 2004						
£m						
Recurring premiums	70	8	78	25	5	108
Single premiums	255	86	341	1,127	62	1,530
Annual Premium Equivalent	96	17	113	138	11	262
Value of new business before tax	27	8	35	43	1	79
Value of new business after tax	17	5	22	30	1	53
Margin before tax	28%	49%	31%	31%	9%	30%
Margin after tax	18%	30%	19%	22%	9%	20%
Rm						
Recurring premiums	848	93	941	304	63	1,308
Single premiums	3,099	1,049	4,148	13,698	759	18,605
Annual Premium Equivalent	1,158	198	1,356	1,674	139	3,169
Value of new business before tax	328	97	425	523	12	960
Value of new business after tax	204	60	264	365	12	641
6 months to 30 June 2003						
£m						
Recurring premiums	68	9	77	40	6	123
Single premiums	238	203	441	892	44	1,377
Annual Premium Equivalent	92	29	121	129	11	261
Value of new business before tax	22	13	35	20	1	56
Value of new business after tax	14	8	22	14	1	37
Margin before tax	24%	46%	29%	15%	12%	22%
Margin after tax	15%	28%	18%	11%	12%	14%
Rm						
Recurring premiums	888	117	1,005	513	81	1,599
Single premiums	3,084	2,626	5,710	11,547	569	17,826
Annual Premium Equivalent	1,196	380	1,576	1,668	138	3,382
Value of new business before tax	285	174	459	253	16	728
Value of new business after tax	177	108	285	177	16	478

8 VALUE OF NEW BUSINESS *continued*

	Individual business	Group business	South Africa	United States	UK & Rest of World	Total
Year to 31 December 2003						
£m						
Recurring premiums	157	18	175	67	11	253
Single premiums	475	472	947	1,715	100	2,762
Annual Premium Equivalent	205	65	270	238	21	529
Value of new business before tax	68	40	108	49	2	159
Value of new business after tax	42	25	67	36	2	105
Margin before tax	33%	61%	40%	21%	10%	30%
Margin after tax	21%	38%	25%	15%	10%	20%
Rm						
Recurring premiums	1,933	227	2,160	827	134	3,121
Single premiums	5,867	5,823	11,690	21,178	1,242	34,110
Annual Premium Equivalent	2,520	809	3,329	2,945	258	6,532
Value of new business before tax	840	494	1,334	605	25	1,964
Value of new business after tax	519	309	828	445	25	1,298

The new business shown above for 30 June 2004 for South African Group recurring premium business includes bulk new business into existing schemes, with value of new business of £1 million (R10 million) after tax and APE of £3 million (R33 million).

The new business shown above for the United States for 31 December 2003 and 30 June 2003 excludes the value of OMNIA Life (Bermuda) business that was acquired during 2003, and which is included within the value of new business shown in section 7.

The value of new individual unit trust and some group market-linked business written by the life companies is excluded, as the profits on this business arise in the asset management subsidiaries. The value of new business also excludes premium increases arising from indexation arrangements in respect of existing business, as these are already included in the value of in-force business. The premiums shown for the United States exclude reinsurance ceded externally.

A reconciliation of the new business premiums shown in the notes to the financial statements to those shown above, for the six months to 30 June 2004, is set out below.

	£m		Rm	
	Recurring premiums	Single premiums	Recurring premiums	Single premiums
6 months to 30 June 2004				
New business premiums in the notes to the financial statements	**108**	**1,701**	**1,308**	**20,677**
Less:				
United States reinsurance ceded externally	**-**	**(4)**	**-**	**(49)**
Group market-linked business not valued	**-**	**(127)**	**-**	**(1,542)**
Unit trust business not valued	**-**	**(40)**	**-**	**(481)**
New business premiums as per achieved profits supplementary statements	**108**	**1,530**	**1,308**	**18,605**

9 ASSUMPTIONS

The principal assumptions used in the calculation of the value of in-force business and the value of new business are set out below.

- The pre-tax investment and economic assumptions used for South African and United States businesses were as follows:

South Africa	At 30 June 2004	At 31 December 2003	At 30 June 2003
Fixed interest return	**10.4%**	9.4%	9.4%
Equity return	**12.4%**	11.4%	11.4%
Property return	**11.4%**	10.4%	10.4%
Inflation	**6.9%**	6.4%	6.4%
Risk discount rate	**12.9%**	11.9%	11.9%

United States	At 30 June 2004	At 31 December 2003	At 30 June 2003
Treasury yield	**4.6%**	4.3%	3.6%
Inflation	**3.0%**	3.0%	3.0%
New money yield assumed	**6.4%**	6.0%	5.8%
Net portfolio earned rate	**6.2%**	6.4%	6.6%
Risk discount rate	**8.6%**	8.3%	7.6%

- For the other operations, appropriate investment and economic assumptions were chosen on bases consistent with those adopted in South Africa. Where applicable, rates of future bonuses have been set at levels consistent with the investment return assumptions. Projected company taxation is based on the current tax basis that applies in each country.
- For the South African business, full allowance has been made for STC that may be payable in South Africa. Account has been taken of the impact of CGT in South Africa. It has been assumed that 10% of the equity portfolio (excluding group subsidiaries) will be traded each year. For the United States business full allowance has been made for existing tax attributes of the companies, including the use of existing carry forwards and preferred tax credit investments. Achieved profits results are initially calculated on an after tax basis and are then grossed up to the pre-tax level for presentation in the profit and loss account and the segmental analysis of results. The tax rates used were the effective corporation tax rates of 37.8% for South African business (December 2003: 37.8%; June 2003: 37.8%), 30% for United States business (December 2003: 25%; June 2003: 30%) and 0% for United Kingdom and Rest of World business (December 2003: 0%; June 2003: 0%) except for the investment return on South African capital, for which the attributed tax was derived from the primary accounts.
- The assumed future mortality, morbidity and voluntary discontinuance rates have been based as far as possible on analyses of recent operating experience. Allowance has been made where appropriate for the effect of expected AIDS-related claims.
- The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. The future expenses attributable to life assurance business do not include Group holding company expenses.
- No allowance has been made for future development costs.
- Future investment expenses are based on the current scales of fees payable by the life assurance companies to the asset management subsidiaries. To the extent that these fees include profit margins for the asset management subsidiaries, these margins have not been included in the value of in-force business or the value of new business.
- The effect of increases in premiums over the period for policies in-force has been included in the value of in-force business only where such increases are associated with indexation arrangements. Other increases in premiums of existing policies are included in the value of new business.

9 ASSUMPTIONS *continued*

- New schemes written on which recurring single premiums are expected to be received on a regular basis are treated as new business. The annualised premium is recognised as recurring premium new business at inception of the scheme and is determined by annualising the actual premiums received during the year in question. Subsequent recurring single premiums received in future years are not treated as new business, as these have already been provided for in calculating the value of in-force business.
- The sensitivity of the value of in-force and value of new business to changes in the central risk discount rate are set out in section 10.

The principal exchange rates used to translate the operating results of key foreign business segments to Sterling are:

			Rand			US$
	6 months to 30 June 2004	Year to 31 December 2003	6 months to 30 June 2003	**6 months to 30 June 2004**	Year to 31 December 2003	6 months to 30 June 2003
Profit and loss account (average rate)	**12.1544**	12.3487	12.9459	**1.8222**	1.6354	1.6110
Balance sheet (closing rate)	**11.3037**	11.9367	12.3692	**1.8144**	1.7833	1.6528

10 ALTERNATIVE ASSUMPTIONS

The tables below for South Africa and the United States show the sensitivity of the value of in-force at 30 June 2004 and the value of new business for the six months to 30 June 2004 to changes in the central risk discount rate. In determining the values at different central discount rates, all other assumptions have been left unchanged. The value of new business is shown before tax.

The sensitivity of the adjustment for discounting CGT, which is included in the shareholders' adjusted net worth, to changes in the central discount rate is not material and is not included in the table below.

	£m		Rm	
	Value of *in-force* business at 30 June 2004	Value of *new life* business at 30 June 2004	Value of *in-force* business at 30 June 2004	Value of *new life* business at 30 June 2004
South Africa				
Central assumptions	813	35	9,190	425
Value before cost of solvency capital	964	40	10,897	486
Cost of solvency capital	(151)	(5)	(1,707)	(61)
Effect of:				
Central discount rate +1%	706	30	7,980	363
Value before cost of solvency capital	910	37	10,282	451
Cost of solvency capital	(204)	(7)	(2,302)	(88)
Central discount rate -1%	942	41	10,649	500
Value before cost of solvency capital	1,027	44	11,614	540
Cost of solvency capital	(85)	(3)	(965)	(40)
United States				
Central assumptions	415	43	4,691	523
Value before cost of solvency capital	440	49	4,974	596
Cost of solvency capital	(25)	(6)	(283)	(73)
Effect of:				
Central discount rate +1%	396	37	4,476	450
Value before cost of solvency capital	426	44	4,815	535
Cost of solvency capital	(30)	(7)	(339)	(85)
Central discount rate -1%	435	50	4,917	608
Value before cost of solvency capital	455	55	5,143	668
Cost of solvency capital	(20)	(5)	(226)	(60)